Filed pursuant to Rule 424(b)(3)
Registration No. 333-261923
Prospectus Supplement No. 1
(To Prospectus dated May 9, 2022)

This prospectus supplement updates, amends and supplements the prospectus dated May 9, 2022 (the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (Registration No. 333-261923). Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus.

This prospectus supplement is being filed to update, amend and supplement the information included in the Prospectus with certain information contained in our Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on June 14, 2022, which is set forth below.

This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus. Please keep this prospectus supplement with your Prospectus for future reference.

Our Class A Common Stock and Warrants are listed on the New York Stock Exchange (“NYSE”) under the symbols “PL” and “PL WS,” respectively. On June 13, 2022, the closing price of our Class A Common Stock was $5.12 and the closing price for our Warrants was $1.06.

Our business and an investment in our Class A Common Stock and Warrants involve significant risks. These risks are described in the section titled “Risk Factors” beginning on page 11 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of the Prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is June 14, 2022.
1

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-Q
(Mark One)

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the three months ended April 30, 2022
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _______________  to _______________.
Commission file number 001-40166
Planet Labs PBC
(Exact name of registrant as specified in its charter)

Delaware	85-4299396
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

645 Harrison Street, Floor 4, San Francisco, California	94107
(Address of principal executive offices)	(Zip Code)
(415) 829-3313
Registrant's telephone number, including area code
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	PL	New York Stock Exchange
Warrants to purchase Class A common stock, at an exercise price of $11.50 per share	PL WS	New York Stock Exchange
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days. Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes  ☒   No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act:

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No  ☒

The registrant had 247,529,193 outstanding shares of Class A common stock, and 21,157,586 shares of Class B common stock, as of June 9, 2022.

Unless the context otherwise requires, the “Company”, “Planet”, “we,” “our,” “us” and similar terms refer to Planet Labs PBC, a Delaware public benefit corporation (f/k/a dMY Technology Group, Inc. IV, a Delaware corporation), and its consolidated subsidiaries.

Cautionary Note Regarding Forward Looking Information

This Quarterly Report on Form 10-Q for the three months ended April 30, 2022 (the “Form 10-Q” or “this report”) includes statements that express Planet’s opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results and therefore are, or may be deemed to be, “forward-looking statements.” Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “seek,” “may,” “will,” “could,” “can,” “should,” “would,” “believes,” “predicts,” “potential,” “strategy,” “opportunity,” “aim,” “continue,” and similar expressions or the negative thereof, or discussions of strategy, plans, objectives, intentions, estimates, forecasts, outlook, assumptions, or goals, are intended to identify such forward-looking statements. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this report (including in information that is incorporated by reference into this report) and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the markets in which Planet operates. Such forward-looking statements are based on available current market material and management’s expectations, beliefs and forecasts concerning future events impacting Planet. Factors that may impact such forward-looking statements include:

•Planet’s limited operating history;
•whether the market for Planet’s data grows as expected as well as the timing of such growth and Planet’s ability to attract new customers;
•Planet’s ability to retain existing customers and renew existing contracts;
•Planet’s ability to sell additional data and analytic products or expand the scope of data services for its existing customers;
•the competitiveness of Planet’s geospatial data set and analytic capabilities relative to other commercial entities and governments, including Planet’s ability to continue to capture certain high-value government procurement contracts;
•whether Planet is subject to any risks as a result of its global operations, including, but not limited to, being subject to any hostile actions by a government or other state actor;
•whether Planet is subject to any cyber-attacks or other security incidents, and whether such actions, or any other events, compromise Planet’s satellites, satellite operations, infrastructure, archived data, information technology and communication systems and other related system;
•the impact of Planet’s satellites failing to operate as intended or them being destroyed or otherwise becoming inoperable;
•Planet’s ability to build satellites and procure third-party launch contracts at the same or lower cost as recent historical periods, in order to maintain or enhance the capabilities of its current operational satellite fleet;
•Planet’s ability to secure future financing, if needed;
•Planet’s ability to increase its commercial sales organization;
•Planet’s ability to respond to general economic conditions, including but not limited to, increased inflation and higher interest rates;
•Planet’s ability to manage its growth effectively;
•the impact of the coronavirus (“COVID-19”) pandemic, including any variants of COVID-19;
•the effects of acts of terrorism, war or political instability, both domestically and internationally, including the current events involving Russia and Ukraine, changes in laws and regulations, or the imposition of economic or trade sanctions affecting international commercial transactions;
•the seasonality of Planet’s business, which can be impacted by customer behavior and buying patterns, and has historically been weighted towards the second half of the year;
•Planet’s ability to comply with complex regulatory requirements;
•the continued development and evolution of Planet’s software platform to enhance the ease of use and accessibility of its data products for non-geospatial experts and thus facilitate expansion into new vertical markets;
•competition and competitive pressures from other companies worldwide in the industries in which Planet will operate; and

•litigation and the ability to adequately protect Planet’s intellectual property rights.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of our most recent Annual Report on Form 10-K, this Form 10-Q, as well as the other documents filed by us from time to time with the U.S. Securities and Exchange Commission (“SEC”). The forward-looking statements contained in this Form 10-Q and any amendment thereto or document incorporated by reference, are based on current expectations and beliefs concerning future developments and their potential effects on us and our business. There can be no assurance that future developments affecting us will be those that we have anticipated. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Part I. - Financial Information
Item 1. Financial Statements
Planet Labs PBC
Condensed Consolidated Balance Sheets (Unaudited)
(In thousands, except share and par value amounts)

	April 30, 2022	January 31, 2022
Assets
Current assets
Cash and cash equivalents	$484,489	$490,762
Accounts receivable, net of allowance of $1,287 and $1,031, respectively	24,581	44,373
Prepaid expenses and other current assets	18,192	16,385
Total current assets	527,262	551,520
Property and equipment, net	125,329	133,280
Capitalized internal-use software, net	11,105	10,768
Goodwill	103,219	103,219
Intangible assets, net	13,604	14,197
Restricted cash, non-current	5,653	5,743
Operating lease right-of-use assets	7,035	—
Other non-current assets	2,787	2,714
Total assets	$795,994	$821,441
Liabilities and Stockholders’ Equity
Current liabilities
Accounts payable	$3,168	$2,850
Accrued and other current liabilities (1)	43,184	48,823
Deferred revenue (1)	60,672	64,233
Liability from early exercise of stock options	15,239	16,135
Operating lease liabilities, current	7,188	—
Total current liabilities	129,451	132,041
Deferred revenue (1)	—	3,579
Deferred hosting costs (1)	12,199	12,149
Public and private placement warrant liabilities	19,948	23,224
Deferred rent	—	798
Operating lease liabilities, non-current	2,271	—
Other non-current liabilities	1,419	1,405
Total liabilities	165,288	173,196
Commitments and contingencies (Note 8)
Stockholders’ equity
Common stock, $0.0001 par value, 570,000,000, 30,000,000 and 30,000,000 Class A, Class B and Class C shares authorized at April 30, 2022 and January 31, 2022, 244,773,516 and 241,017,687 Class A shares issued and outstanding at April 30, 2022 and January 31, 2022, respectively, 21,157,586 Class B shares issued and outstanding at April 30, 2022 and January 31, 2022, 0 Class C shares issued and outstanding at April 30, 2022 and January 31, 2022 (1)	27	27
Additional paid-in capital	1,450,098	1,423,151
Accumulated other comprehensive income	2,271	2,096
Accumulated deficit	(821,690)	(777,029)
Total stockholders’ equity	630,706	648,245
Total liabilities and stockholders’ equity	$795,994	$821,441

(1)	Balance includes related-party transactions entered into with Google, LLC (“Google”). See Note 11.
See accompanying notes to unaudited condensed consolidated financial statements.

Planet Labs PBC
Condensed Consolidated Statements of Operations and Comprehensive Loss (Unaudited)
(In thousands, except share and per share amounts)

	Three Months Ended April 30,
	2022	2021
Revenue (1)	$40,127	$31,957
Cost of revenue (1)	23,628	19,126
Gross profit	16,499	12,831
Operating expenses
Research and development (1)	24,750	12,130
Sales and marketing	18,855	10,653
General and administrative	20,608	8,315
Total operating expenses	64,213	31,098
Loss from operations	(47,714)	(18,267)
Interest expense	—	(2,527)
Change in fair value of convertible notes and warrant liabilities	3,276	(8,026)
Other income (expense), net	392	(177)
Total other income (expense), net	3,668	(10,730)
Loss before provision for income taxes	(44,046)	(28,997)
Provision for income taxes	314	258
Net loss	(44,360)	(29,255)
Other comprehensive loss
Foreign currency translation adjustment, net of tax	175	274
Comprehensive loss	$(44,185)	$(28,981)
Basic and diluted net loss per share attributable to common stockholders	$(0.17)	$(0.64)
Basic and diluted weighted-average common shares outstanding used in computing net loss per share attributable to common stockholders	264,088,997	45,722,408

(1)	Balance includes related-party transactions entered into with Google. See Note 11.
See accompanying notes to unaudited condensed consolidated financial statements.

Planet Labs PBC
Condensed Consolidated Statements of Stockholders’ Equity (Unaudited)
(In thousands, except share amounts)

	Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount
Balances at January 31, 2021	131,252,627	$13	43,946,198	$4	$745,630	$1,769	$(639,905)	$107,511
Issuance of Class A common stock from the exercise of common stock options	—	—	637,684	—	2,156	—	—	2,156
Stock-based compensation	—	—	—	—	3,243	—	—	3,243
Change in translation	—	—	—	—	—	274	—	274
Net loss	—	—	—	—	—	—	(29,255)	(29,255)
Balances at April 30, 2021	131,252,627	$13	44,583,882	$4	$751,029	$2,043	$(669,160)	$83,929

	Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount
Balances at January 31, 2022	—	$—	262,175,273	$27	$1,423,151	$2,096	$(777,029)	$648,245
Cumulative effect of adoption of ASU 2016-13	—	—	—	—	—	—	(301)	(301)
Issuance of Class A common stock from the exercise of common stock options	—	—	3,524,182	—	6,203	—	—	6,203
Issuance of Class A common stock upon vesting of restricted stock units	—	—	215,178	—	—	—	—	—
Vesting of early exercised stock options	—	—	91,911	—	896	—	—	896
Class A common stock withheld to satisfy employee tax withholding obligations	—	—	(75,442)	—	(411)	—	—	(411)
Stock-based compensation	—	—	—	—	20,259	—	—	20,259
Change in translation	—	—	—	—	—	175	—	175
Net loss	—	—	—	—	—	—	(44,360)	(44,360)
Balances at April 30, 2022	—	$—	265,931,102	$27	$1,450,098	$2,271	$(821,690)	$630,706
See accompanying notes to unaudited condensed consolidated financial statements.

Planet Labs PBC
Condensed Consolidated Statements of Cash Flows (Unaudited)
(In thousands)

	Three Months Ended April 30,
	2022	2021
Operating activities
Net loss	$(44,360)	$(29,255)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities
Depreciation and amortization	11,625	11,475
Stock-based compensation, net of capitalized cost of $437 and $141, respectively	19,822	3,102
Change in fair value of convertible notes and warrant liabilities	(3,276)	8,026
Deferred income taxes	28	126
Amortization of debt discount and issuance costs	—	759
Other	476	(31)
Changes in operating assets and liabilities
Accounts receivable	19,982	16,877
Prepaid expenses and other assets	(403)	771
Accounts payable, accrued and other liabilities	(3,712)	742
Deferred revenue	(6,947)	(12,050)
Deferred hosting costs	231	3,864
Deferred rent	—	(524)
Net cash provided by (used in) operating activities	(6,534)	3,882
Investing activities
Purchases of property and equipment	(2,861)	(1,847)
Capitalized internal-use software	(645)	(767)
Other	(146)	(152)
Net cash used in investing activities	(3,652)	(2,766)
Financing activities
Proceeds from the exercise of common stock options	4,963	2,156
Class A common stock withheld to satisfy employee tax withholding obligations	(411)	—
Net cash provided by financing activities	4,552	2,156
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(649)	(40)
Net increase (decrease) in cash, cash equivalents and restricted cash	(6,283)	3,232
Cash, cash equivalents and restricted cash at the beginning of the period	496,814	76,540
Cash, cash equivalents and restricted cash at the end of the period	$490,531	$79,772

See accompanying notes to unaudited condensed consolidated financial statements.
\

Planet Labs PBC
Notes to Unaudited Condensed Consolidated Financial Statements

(1)Organization

Planet Labs PBC (“Planet,” or the “Company”) was founded to design, construct, and launch constellations of satellites with the intent of providing high cadence geospatial data delivered to customers via an online platform. The Company’s mission is to use space to help life on Earth, by imaging the world every day and making global change visible, accessible, and actionable. The Company is headquartered in San Francisco, California, with operations throughout the United States (“U.S.”), Canada, Asia and Europe. The Company has wholly-owned foreign subsidiaries in Canada, Germany, Luxembourg, Singapore and the Netherlands.

On July 7, 2021, Planet Labs Inc. (“Former Planet”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with dMY Technology Group, Inc. IV (“dMY IV”), a special purpose acquisition company (“SPAC”) incorporated in Delaware on December 15, 2020, Photon Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of dMY IV (“First Merger Sub”), and Photon Merger Sub Two, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of dMY IV (“Second Merger Sub”). Pursuant to the Merger Agreement, upon the favorable vote of dMY IV’s stockholders on December 3, 2021, on December 7, 2021, First Merger Sub merged with and into Former Planet (the “Surviving Corporation”), with Former Planet surviving the merger as a wholly owned subsidiary of dMY IV (the “First Merger”), and pursuant to Former Planet’s election immediately following the First Merger and as part of the same overall transaction as the First Merger, the Surviving Corporation merged with and into dMY IV, with dMY IV surviving the merger (the “Business Combination”). Following the completion of the Business Combination, dMY IV was renamed Planet Labs PBC. See Note 3 for further details of the Business Combination.

Former Planet was incorporated in the state of Delaware on December 28, 2010. Former Planet was originally incorporated as Cosmogia Inc., and the name was subsequently changed to Planet Labs Inc. on June 24, 2013.

(2)Basis of Presentation and Summary of Significant Accounting Policies
Basis of Presentation and Principles of Consolidation
The accompanying interim condensed consolidated financial statements are unaudited; however, in the opinion of management they include all normal and recurring adjustments necessary for a fair presentation of the Company’s unaudited condensed consolidated financial statements for the periods presented. Operating results for the three months ended April 30, 2022 are not necessarily indicative of the results expected for the fiscal year ending January 31, 2023 or any other future period.
The unaudited condensed consolidated financial statements and accompanying notes have been prepared in accordance with accounting principles generally accepted in the U.S. (“U.S. GAAP”) and include the accounts of Planet Labs PBC and its wholly-owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation. The Company’s fiscal year end is January 31.
Certain notes or other information that are normally required by U.S. GAAP have been condensed or omitted if they substantially duplicate the disclosures contained in the Company’s annual audited consolidated financial statements. Accordingly, the unaudited condensed consolidated financial statements should be read in connection with the Company’s Annual Report on Form 10-K for the fiscal year ended January 31, 2022 (the “2022 Form 10-K”).
The Business Combination was accounted for as a reverse recapitalization in accordance with U.S. GAAP, whereby dMY IV was treated as the acquired company and Former Planet was treated as the acquirer. Accordingly, for accounting purposes, the Business Combination was treated as the equivalent of Former Planet issuing stock for the net assets of dMY IV, accompanied by a recapitalization. The net assets of dMY IV were stated at historical cost, with no goodwill or other intangible assets recorded.
Former Planet was determined to be the accounting acquirer based on the following predominant factors:
•Former Planet’s existing stockholders have the majority voting interest in the combined entity;
•Former Planet had the ability to nominate a majority of the initial members of the board of directors of the combined entity;
•Former Planet’s senior management became the senior management of the combined entity; and
•Former Planet is the larger entity based on historical operating activity and has the larger employee base.

The consolidated assets, liabilities and results of operations prior to the Business Combination are those of Former Planet. The shares and corresponding capital amounts and losses per share, prior to the Business Combination, have been retroactively restated based on shares reflecting the exchange ratio of approximately 1.53184 (the “Exchange Ratio”) established in the Business Combination. See Note 3, Business Combination, for additional details.
Liquidity
Since its inception, the Company has incurred net losses and negative cash flows from operations. The Company expects to incur additional operating losses and negative cash flows from operations as it seeks to expand its business. As of April 30, 2022 and January 31, 2022, the Company had $484.5 million and $490.8 million of cash and cash equivalents, respectively.

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The significant estimates and assumptions that affect the Company’s unaudited condensed consolidated financial statements include, but are not limited to, the useful lives of property and equipment, capitalized internal-use software and intangible assets, allowance for credit losses, estimates related to revenue recognition, including the assessment of performance obligations within a contract and the determination of standalone selling price (“SSP”) for each performance obligation, the fair value of common stock and other assumptions used to measure stock-based compensation, the fair value of convertible notes and warrants, the fair value of assets acquired, and liabilities assumed from business combinations, the impairment of long-lived assets and goodwill, the recognition, measurement and valuation of current and deferred income taxes and uncertain tax positions, and contingencies.
These estimates and assumptions are based on management’s best estimates and judgment. Management regularly evaluates its estimates and assumptions using historical experience and other factors; however, due to the inherent uncertainties in making estimates, actual results could differ from those estimates and such differences may be material to the unaudited condensed consolidated financial statements.
Due to the COVID-19 Coronavirus pandemic (“COVID-19” or “COVID-19 pandemic”), and current events involving Russia and Ukraine, there is ongoing uncertainty and disruption in the global economy and financial markets. The Company is not aware of any specific event or circumstance that would require an update to its estimates or assumptions or a revision of the carrying value of its assets or liabilities. These estimates and assumptions may change in the future, as new events occur and additional information is obtained.
Segments
Operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by the Chief Operating Decision Maker (“CODM”) in deciding how to allocate resources to an individual segment and in assessing performance. The Company’s CODM is its Chief Executive Officer. The Company has determined that it operates in one operating segment and one reportable segment, as the CODM reviews financial information presented on a consolidated basis for purposes of making operating decisions, allocating resources, and evaluating financial performance.
See Note 4, Revenue, for revenue by geographic region. See Note 7, Balance Sheet Components, for long-lived assets by geographic region.
Concentration of Credit Risk and Other Risks and Uncertainties
Financial instruments that potentially subject the Company to a concentration of credit risk consist principally of cash and cash equivalents and accounts receivable. By their nature, all such financial instruments involve risks, including the credit risk of nonperformance by counterparties. The Company’s cash and cash equivalents are deposited in checking and money market accounts with financial institutions in the U.S. and checking accounts with financial institutions in Canada, Germany, the Netherlands and Singapore that management believes are of high credit quality. The Company generally does not require collateral to support the obligations of the counterparties and deposits at banks may, at times, be in excess of federal or national insured limits or deposit-guarantee limits in each of the respective countries. The Company has not experienced material losses on its deposits of cash and cash equivalents. The maximum amount of loss at April 30, 2022 that the Company would incur if parties to cash and money market funds failed completely to perform according to the terms of the contracts is $483.6 million.
Accounts receivable are typically unsecured and are derived from revenue earned from customers across various countries. As of April 30, 2022, one customer accounted for 35% of accounts receivable. As of January 31, 2022, four customers accounted for 23%, 14%, 12% and 10% of accounts receivable, respectively.

For the three months ended April 30, 2022, two customers accounted for 11% and 10% of revenue.
The Company’s products require continued approval from the Federal Communications Commission (“FCC”) and other international regulatory agencies for the Company to continue its operations. There can be no assurance that the Company’s products will continue to receive the necessary approvals or that its operations will be supported by the U.S. government or other governments. If the Company was denied such approvals, if such approvals were delayed, or if the U.S. government’s or other governments’ policies change, these events may have a material adverse impact on the Company’s financial position and results of operations.
The Company contracts with certain third-party service providers to launch satellites. Service providers who provide these services are limited. The inability of launch service providers to contract with the Company could materially impact future operating results.
Significant Accounting Policies
The Company’s significant accounting policies are included in Note 2 of its Consolidated Financial Statements included in the 2022 Form 10-K. The following section provides information about accounting pronouncements adopted during the three months ended April 30, 2022.
Recently Adopted Accounting Pronouncements
In February 2016, the FASB issued ASU 2016-02, Leases (“Topic 842”), which supersedes the guidance in former ASC 840, Leases. The new guidance requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification determines whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use (“ROU”) asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less may be accounted for similar to existing guidance for operating leases under Topic 840.
The Company adopted Topic 842 effective February 1, 2022 and applied the new guidance prospectively utilizing the modified retrospective approach. Comparative periods prior to the effective date were not adjusted and continue to be reported in accordance with the previous lease guidance under Topic 840.
The Company elected to utilize the package of practical expedients for transition which permitted the Company to not reassess its prior conclusions regarding whether a contract is or contains a lease, lease classification and initial direct costs.
Upon adoption, the Company recognized ROU assets and lease liabilities for operating leases of $8.4 million and $11.4 million, respectively. The difference between the ROU assets and lease liabilities resulted from deferred rent liability balances that were reclassified to ROU assets upon adoption. The Company currently has no finance leases.

The adoption of Topic 842 did not result in a cumulative effect adjustment to accumulated deficit, did not impact the Company’s previously reported financial results and did not impact the Company’s condensed consolidated statements of operations and comprehensive loss. Additionally, the adoption of Topic 842 had no impact on cash provided by or used in operating, investing or financing activities on the Company’s condensed consolidated statements of cash flows.
In June 2016, the FASB issued ASU 2016-13, Financial instruments, Credit Losses (“Topic 326”): Measurement of Credit Losses on Financial Instruments, which amends the guidance on the impairment of financial instruments by requiring measurement and recognition of expected credit losses for most financial assets, including trade receivables, and other instruments that are not measured at fair value through net income. The Company adopted the new guidance effective February 1, 2022 utilizing the modified retrospective transition method and recorded a $0.3 million adjustment to the beginning accumulated deficit balance to reflect the cumulative effect of the accounting change. The adoption of the new guidance did not have a material impact on the Company’s condensed consolidated financial statements and related disclosures.
The Company’s accounts receivable include amounts billed and billable to customers as of the end of the applicable period and do not bear interest. Accounts receivable are stated net of an estimated allowance for credit losses. Effective February 1, 2022, the allowance is assessed by applying a historical loss-rate methodology in accordance with Topic 326, adjusted as necessary based on the Company's review of accounts receivable, specifically reviewing factors including the age of the balances, customer payment history, creditworthiness, and other factors. The Company also considers market conditions and current and expected future economic conditions to inform adjustments to historical loss data. If it is deemed certain that an amount is uncollectible, the amount is written-off.

In January 2017, the FASB issued ASU 2017-04, Simplifying the Test for Goodwill Impairment, a new accounting standard update to simplify the measurement of goodwill by eliminating the Step 2 impairment test. Step 2 measures a goodwill impairment loss by comparing the implied fair value of a reporting unit’s goodwill with the carrying amount of that goodwill. The new guidance requires an entity to compare the fair value of a reporting unit with its carrying amount and recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value. Additionally, an entity should consider income tax effects from any tax deductible goodwill on the carrying amount of the reporting unit when measuring the goodwill impairment loss, if applicable. The Company adopted ASU 2017-04 effective February 1, 2022 which did not impact the Company’s condensed consolidated financial statements and related disclosures.
In December 2019, the FASB issued ASU 2019-12, Income Taxes (“Topic 740”): Simplifying the Accounting for Income Taxes, which eliminates certain exceptions related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. It also clarifies and simplifies other aspects of the accounting for income taxes. The Company adopted ASU 2019-12 effective February 1, 2022 which did not have a material impact on the Company’s condensed consolidated financial statements and related disclosures.

(3)Business Combination
As discussed in Note 1, the Company completed the Business Combination on December 7, 2021, pursuant to the Merger Agreement. Upon the consummation of the Business Combination, the following events contemplated by the Merger Agreement occurred, based on Former Planet’s capitalization as of December 7, 2021:
•all Former Planet convertible preferred stock converted into shares of Former Planet Class A common stock and all Former Planet convertible preferred stock warrants became warrants for Former Planet Class A common stock (see Note 9);
•the Venture Tranche B loans and the 2020 Convertible Notes converted into shares of Former Planet Class A common stock;
•each share of Former Planet capital stock (other than Former Planet Class B common stock) was converted into the right to receive shares of Planet’s Class A common stock after giving effect to the Exchange Ratio of approximately 1.53184 as calculated in accordance with the Merger Agreement;
•each share of Former Planet Class B common stock was converted into the right to receive shares of Planet’s Class B common stock after giving effect to the Exchange Ratio of approximately 1.53184 as calculated in accordance with the Merger Agreement;
•all granted and outstanding unexercised Former Planet stock options were converted into Planet stock options exercisable for shares of Planet’s Class A common stock with the same terms and vesting conditions except for the number of shares exercisable and the exercise price, each of which was adjusted by the Exchange Ratio;
•all granted and outstanding unvested Former Planet restricted stock units were converted into Planet restricted units for shares of Planet’s Class A common stock with the same terms and vesting conditions except for the number of shares, which was adjusted by the Exchange Ratio; and
•Former Planet Class A common stock warrants that remained outstanding subsequent to the closing of the Business Combination were converted into warrants for Planet’s Class A common stock with the same terms except for the number of shares exercisable and the exercise price, each of which was adjusted by the Exchange Ratio
Pursuant to the Merger Agreement, Former Planet equity holders, including Former Planet equity award holders, will have the right to receive up to an additional 27,000,000 shares in earnout consideration (the “Earn-out Shares”), of which up to 24,600,000 shares may be issued as shares of Class A common stock and up to 2,400,000 may be issued to William Marshall and Robert Schingler, Jr. (the “Planet Founders”) as shares of Class B common stock. The Earn-out Shares may be earned in four equal tranches (i) when the closing price of Class A common stock equals or exceeds $15.00, $17.00, $19.00 and $21.00, over any 20 trading days within any 30 day trading period prior to December 7, 2026 or (ii) when the Company consummates a change of control transaction prior to December 7, 2026 that entitles its stockholders to receive a per share consideration of at least $15.00, $17.00, $19.00 and $21.00. Any right to Earn-out Shares that remains unvested on the first business day after five years from the closing of the Business Combination will be forfeited without any further consideration.

Approximately 5,540,990 shares of the Earn-out Shares were allocated to Former Planet equity award holders, which are accounted for as stock-based compensation pursuant to ASC 718, Compensation—Stock Compensation because service must be provided through each market condition vesting requirement described above. The remaining Earn-out Shares are accounted for as equity classified equity instruments, were included as merger consideration as part of the Business Combination, and recorded in additional paid-in capital.
Additionally, the shares of dMY IV Class B common stock automatically converted to 8,625,000 shares of the Company’s Class A common stock (the “dMY Sponsor Shares”), of which, pursuant to a lock-up agreement entered into with the dMY Sponsor in connection with the Business Combination, 862,500 shares are subject to vesting under conditions consistent with the Earn-out Shares discussed above (the “dMY Sponsor Earn-out Shares”). The dMY Sponsor Earn-out Shares are accounted for as equity classified equity instruments, were included as merger consideration as part of the Business Combination, and recorded in additional paid-in capital.
On July 7, 2021, in connection with the execution of the Merger Agreement, and on September 13, 2021, following receipt of interest expressed by additional subscribers after the announcement of the Business Combination, dMY IV entered into subscription agreements (collectively, the “Subscription Agreements”) with certain parties subscribing for shares of dMY IV’s Class A common stock (such parties, the “Subscribers”), pursuant to which the Subscribers agreed to purchase, and dMY IV agreed to sell to the Subscribers, an aggregate of 25,200,000 shares of dMY IV Class A Common Stock, for a purchase price of $10.00 per share. Immediately prior to the closing of the Business Combination, the Company issued and sold 25,200,000 shares of its Class A common stock to the Subscribers for aggregate gross proceeds to the Company of $252.0 million (the “PIPE Investment”).
In connection with the Business Combination transactions, the outstanding principal, accrued interest and repayment fees of $67.1 million of the credit agreement with SVB and Hercules was repaid (see Note 9).
The Business Combination was accounted for as a reverse recapitalization in accordance with U.S. GAAP, whereby dMY IV was treated as the acquired company and Former Planet was treated as the acquirer. Accordingly, for accounting purposes, the Business Combination was treated as the equivalent of Former Planet issuing stock for the net assets of dMY IV, accompanied by a recapitalization. The net assets of dMY IV were stated at historical cost, with no goodwill or other intangible assets recorded.
The number of shares of the Company’s common stock outstanding immediately following the consummation of the Business Combination and related transactions is as follows:

Number of Shares
Former Planet stockholders - Class A Common Stock (1)	172,161,152
Former Planet stockholders - Class B Common Stock	21,157,586
dMY IV’s public stockholders - Class A Common Stock (2)	33,810,330
Holders of dMY IV’s sponsor shares - Class A Common Stock (3)	7,762,500
PIPE Investment - Class A Common Stock	25,200,000
Total shares of common stock immediately after Business Combination	260,091,568

(1)	Excludes 1,746,296 shares of Class A common stock associated with the early exercise of unvested Former Planet stock options.

(2)
Upon the closing of the Business Combination, dMY IV’s public stockholders were offered the opportunity to redeem shares of dMY IV Class A common stock then held by them for cash equal to their pro rata share of the aggregate amount on deposit (as of two business days prior to the closing) in the trust account. The table above reflects redemptions of 689,670 shares of Class A common stock that occurred.

(3)	Excludes 862,500 shares of Class A common associated with the dMY Sponsor Earn-out Shares that are subject to vesting requirements.

(4)Revenue
Deferred Revenue
During the three months ended April 30, 2022 and 2021, the Company recognized revenue of $22.6 million and $21.3 million, respectively, that had been included in deferred revenue as of January 31, 2022 and January 31, 2021, respectively.

Remaining Performance Obligations
The Company often enters into multi-year imagery licensing arrangements with its customers, whereby the Company generally invoices the amount for the first year of the contract at signing followed by subsequent annual invoices at the anniversary of each year. Remaining performance obligations represent the amount of contracted future revenue that has not yet been recognized, which includes both deferred revenue and non-cancelable contracted revenue that will be invoiced and recognized in revenue in future periods. The Company’s remaining performance obligations were $152.4 million as of April 30, 2022, which consists of both deferred revenue of $60.7 million and non-cancelable contracted revenue that will be invoiced in future periods of $91.7 million. The Company expects to recognize approximately 71% of the remaining performance obligation over the next 12 months, approximately 93% of the remaining obligation over the next 24 months, and the remainder thereafter.

Disaggregation of Revenue
The following table disaggregates revenue by major geographic region:

	Three Months Ended April 30,
(in thousands)	2022	2021
United States	$18,752	$13,170
Norway	1,785	6,736
Canada	3,976	2,266
Rest of World	15,614	9,785
Total revenue	$40,127	$31,957
No single country in the Rest of World accounted for more than 10% of revenue for the three months ended April 30, 2022 and April 30, 2021.

Costs to Obtain and Fulfill a Contract
Commissions paid to the Company’s direct sales force are considered incremental costs of obtaining a contract with a customer. Accordingly, commissions are capitalized when incurred and amortized to sales and marketing expense over the period of benefit from the underlying contracts. The period of benefit from the underlying contract is consistent with the timing of transfer to the performance obligations to which the capitalized costs relate, and is generally consistent with the contract term.
During the three months ended April 30, 2022 and 2021, the Company deferred $0.5 million and $0.3 million of commission expenditures to be amortized in future periods, respectively. The Company’s amortization of commission expenditures was $0.3 million for both the three month periods ended April 30, 2022 and 2021. As of April 30, 2022 and January 31, 2022, deferred commissions consisted of the following:

(in thousands)	April 30, 2022	January 31, 2022
Deferred commission, current	$1,412	$1,375
Deferred commission, non-current	1,170	1,083
Total deferred commission	$2,582	$2,458
The current portion of deferred commissions are included in prepaid expenses and other current assets on the condensed consolidated balance sheets. The non-current portion of deferred commissions are included in other non-current assets on the condensed consolidated balance sheets.

(5)Fair Value of Financial Assets and Liabilities
The following table sets forth the Company’s financial instruments that were measured at fair value on a recurring basis for recognition or disclosure purposes as of April 30, 2022 and January 31, 2022 by level within the fair value hierarchy. Assets and liabilities measured at fair value are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires management to make judgments and considers factors specific to the asset or liability.

	April 30, 2022
(in thousands)	Level 1	Level 2	Level 3
Assets
Cash equivalents: money market funds	$96,850	$—	$—
Restricted cash: money market funds	5,875	—	—
Total assets	$102,725	$—	$—
Liabilities
Public Warrants	8,556	—	—
Private Placement Warrants	—	—	11,392
Total liabilities	$8,556	$—	$11,392

	January 31, 2022
(in thousands)	Level 1	Level 2	Level 3
Assets
Cash equivalents: money market funds	$470,066	$—	$—
Restricted cash: money market funds	5,875	—	—
Total assets	$475,941	$—	$—
Liabilities
Public Warrants	10,764	—	—
Private Placement Warrants	—	—	12,460
Total liabilities	$10,764	$—	$12,460
The fair value of cash held in banks and accrued liabilities approximate the stated carrying value due to the short time to maturity and are excluded from the table above.
The fair value of the Company’s money market funds is based on quoted active market prices for the funds and is determined using the market approach. There were no realized or unrealized gains or losses on money market funds for the three months ended April 30, 2022 and 2021.
The Public Warrants are classified within Level 1 as they are publicly traded and have an observable market price in an active market.
Level 3 Disclosures
The following is a rollforward of Level 3 liabilities measured at fair value for the three months ended April 30, 2022 and 2021:

(in thousands)	Private Placement Warrants	Convertible Notes	Preferred Stock Warrant Liability
Fair value at end of year, January 31, 2021	$—	$101,212	$11,359
Change in fair value	—	4,691	3,335
Fair value at April 30, 2021	$—	$105,903	$14,694

Fair value at end of year, January 31, 2022	$12,460	$—	$—
Change in fair value	(1,068)	—	—
Fair value at April 30, 2022	$11,392	$—	$—

Private Placement Warrants
The Private Placement Warrants (excluding the Private Placement Vesting Warrants) were valued based on a Black-Scholes option pricing model. Due to the market condition vesting requirements, the fair value of the Private Placement Vesting Warrants were valued using a model based on multiple stock price paths developed through the use of a Monte Carlo simulation that incorporates into the valuation the possibility that the market condition targets may not be satisfied. The Private Placement Warrants were collectively classified as a Level 3 measurement within the fair value hierarchy because these valuation models involve the use of unobservable inputs relating to the Company’s estimate of its expected stock volatility which was developed based on the historical volatility of a publicly traded set of peer companies. The expected volatility inputs utilized for the fair value measurements of the Private Placement Warrants as of April 30, 2022 and January 31, 2022 were 70.0% and 60.0%, respectively.

Convertible Notes
In connection with the Business Combination, the convertible notes converted into shares of Class A common stock. The Company measured the fair value of the convertible notes upon conversion based on the closing price of the Company’s Class A common stock on the date of the Business Combination and the number of Class A common stock shares into which the notes converted.
As of April 30, 2021, the Company measured its convertible notes at fair value based on significant inputs not observable in the market, which caused them to be classified as a Level 3 measurement within the fair value hierarchy. The fair value of the convertible notes as of April 30, 2021 was estimated using a probability- weighted hybrid method combining (i) an option pricing model, and (ii) a discounted cash flow analysis. The significant unobservable inputs used in the fair value measurement of the Company’s convertible notes are the estimated time to liquidation, volatility, discount yield and risk-free interest rates.
The following table provides quantitative information associated with the fair value measurement of the convertible notes as of April 30, 2021:

	Fair Value as of April 30, 2021	Valuation Technique	Unobservable Input Description	Input
	(in thousands)
Convertible Notes	$105,903	Probability-weighted	Estimated time to liquidation	0.43 years
			Volatility	35.0%
			Discount Yield	14.0%
			Risk-free interest rate	0.1%
Preferred stock warrant liability
In connection with the Business Combination, all preferred stock warrants converted into warrants for Class A common stock. A portion of such Class A common stock warrants were exercised upon the closing of the Business Combination. The Class A common stock warrants that remained outstanding were measured at fair value and classified within stockholders’ equity on the date of the Business Combination.
As of April 30, 2021, the Company measured its liabilities for the preferred stock warrants at fair value based on significant inputs not observable in the market, which caused them to be classified as a Level 3 measurement within the fair value hierarchy. The fair value of the preferred stock warrant liabilities as of April 30, 2021 was estimated using an option pricing model. The significant unobservable inputs used in the fair value measurement of the Company’s preferred stock warrant liabilities are volatility, term and discount for lack of marketability.
The following table provides quantitative information associated with the fair value measurement of the preferred stock warrant liability as of April 30, 2021:

	Fair Value as of April 30, 2021	Valuation Technique	Unobservable Input Description	Input
	(in thousands)
Preferred Stock Warrant Liability	$14,694	Option Pricing Method	Term	0.43 - 1.5 years
			Volatility	60%
			Discount for lack of marketability	9% - 16%

Other
The Company measures certain non-financial assets including property and equipment, and other intangible assets at fair value on a non-recurring basis in periods after initial measurement in circumstances when the fair value of such assets are impaired below their recorded cost. As of April 30, 2022 and January 31, 2022, there were no material non-financial assets recorded at fair value.

(6)Leases
The Company’s leasing activities primarily consist of real estate leases for its operations, including office space, and certain ground station service agreements that convey the right to control the use of specified equipment and facilities. The Company assesses whether each lease is an operating or finance lease at the lease commencement date. As of April 30, 2022, the Company has no finance leases.
The Company’s lease agreements do not contain residual value guarantees or material restrictive covenants.
Certain of the Company’s leases include escalation clauses, options to renew and options for early termination. The Company utilizes the base, non-cancelable period as the lease term when initially recognizing right-of-use assets and lease liabilities, unless it is reasonably certain that a renewal or termination option will be exercised.
Leases with an initial term of 12 months or less are not recorded on the Company’s condensed consolidated balance sheet and expense for these leases are recognized on a straight-line basis over the lease term.
The Company does not separate lease and non-lease components for its operating leases.
Operating lease costs were $1.5 million for the three months ended April 30, 2022. Variable lease expenses, short-term lease expenses and sublease income were immaterial for the three months ended April 30, 2022.
Operating cash flows from operating leases were $2.0 million for the three months ended April 30, 2022.

Maturities of operating lease liabilities as of April 30, 2022 were as follows:

(in thousands)
Remainder of Fiscal Year 2023	$5,896
2024	2,576
2025	737
2026	514
2027	12
Thereafter	8
Total lease payments	$9,743
Less: Imputed interest	(284)
Total lease liabilities	$9,459
Weighted average remaining lease term (years)	1.70
Weighted average discount rate	3.6%

As the rate implicit in the lease is generally not readily determinable for the Company’s operating leases, the discount rates used to determine the present value of the Company’s lease liabilities are based on the Company’s incremental borrowing rate at the lease commencement date and commensurate with the remaining lease term. The incremental borrowing rate for a lease is the rate of interest the Company would have to pay to borrow on a collateralized basis over a similar term for an amount equal to the lease payments in a similar economic environment. To determine the incremental borrowing rate, the Company references market yield curves which are risk-adjusted to approximate a collateralized rate.

The Company does not have any significant leases that have not yet commenced but that create significant rights and obligations for the Company.

In accordance with ASC Topic 840, rent expense for the three months ended April 30, 2021 was $0.8 million, net of sublease income of $0.1 million.

(7)Balance Sheet Components
Cash and Cash Equivalents and Restricted cash
Cash and cash equivalents include interest-bearing bank deposits, money market funds and other highly liquid investments with maturities of 90 days or less at the date of purchase.
The Company had restricted cash balances of $6.0 million and $6.1 million as of April 30, 2022 and January 31, 2022, respectively. The restricted cash balances as of both April 30, 2022 and January 31, 2022 primarily consisted of $4.2 million of collateral money market accounts for the Company’s headquarters and other domestic office operating leases and $1.6 million of performance guarantees required for the Company’s foreign sales activities.
A reconciliation of the Company’s cash and cash equivalents in the condensed consolidated balance sheets to total cash, cash equivalents and restricted cash in the condensed consolidated statements of cash flows as of April 30, 2022 and January 31, 2022 is as follows:

(in thousands)	April 30, 2022	January 31, 2022
Cash and cash equivalents	$484,489	$490,762
Restricted cash, current	389	309
Restricted cash, non-current	5,653	5,743
Total cash, cash equivalents and restricted cash	$490,531	$496,814
Restricted cash of $0.4 million and $0.3 million is included in prepaid expenses and other current assets as of April 30, 2022 and January 31, 2022, respectively.

Property and Equipment, Net
Property and equipment, net consists of the following:

(in thousands)	April 30, 2022	January 31, 2022
Satellites*	$311,374	$310,861
Leasehold improvements	15,448	15,448
Ground stations and ground station equipment	12,697	12,685
Office furniture, equipment and fixtures	5,381	5,335
Computer equipment and purchased software	8,176	8,197
Total property and equipment, gross	353,076	352,526
Less: Accumulated depreciation	(227,747)	(219,246)
Total property and equipment, net	$125,329	$133,280

*	Satellites include $6.7 million and $13.7 million of satellites in process and not placed into service as of April 30, 2022 and January 31, 2022, respectively.
Interest expense associated with manufactured satellites was not material for the three months ended April 30, 2022 and 2021.

The Company’s long-lived assets by geographic region are as follows:

(in thousands)	April 30, 2022	January 31, 2022
United States	$122,428	$130,230
Rest of World	2,901	3,050
Total property and equipment, net	$125,329	$133,280

The Company concluded that satellites in service continue to be owned by the U.S. entity and accordingly are classified as U.S. assets in the table above. No single country other than the U.S. accounted for more than 10% of total property and equipment, net, as of April 30, 2022 and January 31, 2022.
Total depreciation expense for the three months ended April 30, 2022 and 2021 was $10.4 million and $9.5 million, respectively, of which $8.9 million and $8.2 million, respectively, was depreciation expense specific to satellites.
Capitalized Internal-Use Software Development Costs
Capitalized internal-use software costs, net of accumulated amortization consists of the following:

(in thousands)	April 30, 2022	January 31, 2022
Capitalized internal-use software	$37,322	$36,453
Less: Accumulated amortization	(26,217)	(25,685)
Capitalized internal-use software, net	$11,105	$10,768
Interest expense associated with capitalized internal-use software costs was not material for the three months ended April 30, 2022 and 2021.
Amortization expense for capitalized internal-use software for the three months ended April 30, 2022 and 2021 was $0.5 million and $1.6 million, respectively.
Goodwill and Intangible Assets
Goodwill and Intangible assets consist of the following:

	April 30, 2022				January 31, 2022
(in thousands)	Gross Carrying Amount	Accumulated Amortization	Foreign Currency Translation	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Foreign Currency Translation	Net Carrying Amount
Developed technology	$16,557	$(7,948)	$(9)	$8,600	$16,557	$(7,583)	$(9)	$8,965
Image library	12,145	(10,674)	123	1,594	12,028	(10,610)	104	1,522
Customer relationships	3,951	(2,313)	7	1,645	3,951	(2,161)	8	1,798
Trade names and other	4,551	(2,825)	39	1,765	4,551	(2,678)	39	1,912
Total intangible assets	$37,204	$(23,760)	$160	$13,604	$37,087	$(23,032)	$142	$14,197
Goodwill	$101,413	$—	$1,806	$103,219	$101,413	$—	$1,806	$103,219
Amortization expense for the three months ended April 30, 2022 and 2021 was $0.7 million and $0.4 million, respectively.
Estimated future amortization expense of intangible assets at April 30, 2022, is as follows:

(in thousands)
Remainder of Fiscal Year 2023	$2,138
2024	2,851
2025	1,936
2026	1,441
2027	1,108
Thereafter	4,130
$13,604

Accrued and Other Current Liabilities
Accrued liabilities and other current liabilities consist of the following:

(in thousands)	April 30, 2022	January 31, 2022
Deferred R&D service liability (1)	$21,115	$21,878
Payroll and related expenses	4,578	6,007
Deferred hosting costs	4,148	3,967
Deferred rent	—	2,193
Withholding taxes and other taxes payable	4,044	3,731
Other accruals	9,299	11,047
Total accrued and other current liabilities	$43,184	$48,823

(1)
In December 2020, the Company entered into a development services agreement, whereby the Company agreed to provide the technical knowledge and services to design and develop certain prototype satellites and deliver and test early data collected (the “R&D Services Agreement”). The R&D Services Agreement is unrelated to the Company’s ordinary business activities and originally provided for a fee of $40.2 million, to be paid to the Company as specified milestones are achieved over a three year period. In November 2021, the R&D Services Agreement was amended to increase the fee to $45.2 million. The Company has discretion in managing the activities under the R&D Services Agreement and retains all developed intellectual property. The Company has no obligation to repay any of the funds received regardless of the outcome of the development work; therefore, the arrangement is accounted for as funded research and development pursuant to ASC 730-20, Research and Development. As ASC 730-20 does not indicate the accounting model for research and development services, the Company determined the total transaction price is taken over the agreement term as a reduction of research and development expenses based on a cost incurred method. During the three months ended April 30, 2022, the Company recognized $2.8 million of fees and incurred $2.8 million of research and development expenses in connection with the R&D Services Agreement. The activity for the three months ended April 30, 2021 was immaterial. As of April 30, 2022 and January 31, 2022 , the Company had received a total of $28.7 million and $26.7 million, respectively, under the R&D Services Agreement.

(8)Commitments and Contingencies
Launch Services
The Company has purchase commitments for future satellite launch services to be performed by third- parties subsequent to April 30, 2022. Future purchase commitments under noncancelable launch service contracts as of April 30, 2022 are as follows:

(in thousands)
Remainder of Fiscal Year 2023	$800
2024	1,025
Thereafter	—
Total purchase commitments	$1,825

Other
The Company has minimum purchase commitments for hosting services from Google through January 31, 2028 (see Note 11). Future minimum purchase commitments under the noncancelable hosting service agreement with Google as of April 30, 2022 is as follows:

(in thousands)
Remainder of Fiscal Year 2023	$18,595
2024	28,050
2025	30,120
2026	31,190
2027	32,725
Thereafter	33,427
Total purchase commitments	$174,107
Contingencies
The Company is not a party to any material legal proceedings and is not aware of any pending or threatened claims, individually or in the aggregate, that are expected to have a material adverse impact on its condensed consolidated financial statements as of each reporting period. From time to time however, the Company may have certain contingent liabilities that arise in the ordinary course of business activities including those arising from disputes and claims and events arising from revenue contracts entered into by the Company. The Company accrues a liability for such matters when it is probable that future expenditures will be made and such expenditures can be reasonably estimated.
Indemnification
The Company enters into standard indemnification arrangements in the ordinary course of business. Pursuant to these arrangements, the Company indemnifies, holds harmless, and agrees to reimburse the indemnified parties for losses suffered or incurred by the indemnified party, in connection with any trade secret, copyright, patent, or other intellectual property infringement claim by any third-party with respect to its technology. The term of these indemnification agreements is generally perpetual after the execution of the agreement. The Company has not incurred costs to defend lawsuits or settle claims related to these indemnification agreements. In the event that one or more of these matters were to result in a claim against the Company, an adverse outcome, including a judgment or settlement, may cause a material adverse effect on the Company’s future business, operating results or financial condition. It is not possible to determine the maximum potential amount under these contracts due to the limited history of prior indemnification claims and the unique facts and circumstances involved in each particular agreement.
The Company has entered into indemnification agreements with its directors and officers that may require the Company to indemnify them against liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct of the individual.
To date, we have not incurred any material costs, and have not accrued any liabilities in the consolidated financial statements as a result of these provisions.

(9)Debt, Convertible Notes, and Warrants
The terms of the Company's debt, convertible notes and warrants are described in Note 9, Debt, Convertible Notes, and Warrants, in the Notes to the Consolidated Financial Statements in the 2022 Form 10-K.
Venture Loan Amendment
On June 21, 2019, the Company amended the 2017 loan agreements with Venture Lending & Leasing, Inc. (“Venture”), an affiliate of Western Technology Investment (the “Amendment”). Following the Amendment, Tranche B, consisting of two separate subordinated contract liability instruments of $4.3 million each, remained outstanding for which the Company elected to apply the fair value option. The Tranche B loans were classified as a current liability and were measured at a fair value of $10.9 million at issuance. Changes in fair value were subsequently recognized in the condensed consolidated statements of operations and comprehensive loss.
In July 2021, the Company amended certain terms of its Venture Tranche B loans and certain terms of the warrants issued to Venture.

In connection with the Business Combination (see Note 3), the Venture Tranche B loans converted into 754,378 shares of the Company’s Class A common stock, and there were no loan amounts outstanding as of April 30, 2022 or January 31, 2022.
SVB & Hercules Loan
On June 21, 2019, the Company entered into a Credit Agreement with Silicon Valley Bank (“SVB”) and Hercules Capital, Inc. (“Hercules”) for a $50 million secured loan with an interest rate of 11.0% per annum (the prime rate plus 5.5%, minimum of 11%). The loan was scheduled to mature in June 2022. On June 5, 2020, the Company obtained an additional $15 million secured loan from SVB and Hercules. The loan bore an interest rate of 11.0% per annum and was scheduled to mature on June 21, 2022, or 91 days prior to the maturity date of the 2020 Convertible Notes, described below, if the outstanding 2020 Convertible Notes had not been converted into equity securities.
In connection with the loans, the Company issued warrants to the lenders and their affiliates for the purchase of 1,433,956 shares of the Company’s Class A common stock, consisting of 1,049,801 with an exercise price of $0.00001 per share which expire in June 2029, and 384,155 which expire in June 2030.
The Company incurred total loan fees of $0.9 million associated with its entry into the agreements and accrued $1.5 million of final loan fees payable upon maturity of the 2019 Credit Agreement. The proceeds of debt issuances were allocated between debt and the warrants based on their relative fair values. The difference between debt proceeds and the amount of those proceeds allocated to debt gave rise to total debt discounts of $5.8 million. The discount amount due to the warrant of $5.8 million along with the total loan fees of $2.4 million was being amortized as interest expense through maturity using the effective interest method.
In connection with the Business Combination (see Note 3), the outstanding principal, accrued interest and repayment fees of $67.1 million relating to the Credit Agreement with SVB and Hercules was repaid. Therefore, there were no loan amounts outstanding as of April 30, 2022 or January 31, 2022.

2020 Convertible Notes
During the fiscal year ended January 31, 2021, the Company entered into a Convertible Note and Warrant Purchase Agreement with certain investors, pursuant to which it issued convertible promissory notes (the “2020 Convertible Notes”). The 2020 Convertible Notes bore interest at a rate of 6.0% per annum, which compounded quarterly and were scheduled to mature on June 22, 2022. The principal amount of 2020 Convertible Notes issued was $71.1 million in aggregate. The Company issued warrants for the purchase of Series D convertible preferred stock, equal to 20% of the original principal amount of the notes, with an exercise price of $9.3844. The warrants expire on the tenth anniversary of the date of issuance. The number of shares of Series D convertible preferred stock issuable under the warrants is 1,515,799 in aggregate. The Company elected to apply the fair value option to the outstanding 2020 Convertible Notes. As such, the 2020 Convertible Notes were recognized at fair value with changes in fair value recognized in the condensed consolidated statements of operations and comprehensive loss.
In July 2021, the Company amended certain terms of its 2020 Convertible Notes to provide for, among other things, the automatic conversion of the outstanding principal and accrued interest under the notes into shares of common stock immediately prior to the Business Combination. The amended terms of the 2020 Convertible Notes were not considered substantially different than the original terms of such notes. As such, the 2020 Convertible Notes continued to be recognized at fair value pursuant to the fair value option.
In connection with the Business Combination (see Note 3), the 2020 Convertible Notes converted into 9,824,143 shares of the Company’s Class A Common Stock, therefore there were no 2020 Convertible Notes outstanding as of April 30, 2022 or January 31, 2022.
In connection with the Business Combination (see Note 3), 450,205 of the Series D convertible preferred stock warrants discussed above converted into warrants for Class A common stock and were exercised on a cashless basis, resulting in the issuance of 27,713 shares of Class A common stock. The remaining 1,065,594 Series D convertible preferred stock warrants that were not exercised converted into warrants for Class A common stock shares and remained outstanding and exercisable as of April 30, 2022 and January 31, 2022. As of April 30, 2022, the outstanding warrants have a weighted average remaining term of 7.9 years.
The following table presents the interest expense related to the contractual interest coupon, the amortization of debt issuance costs, the amortization of debt discounts and loss (gain) on extinguishment of debt:

	Three Months Ended April 30,
(in thousands)	2022	2021
Contractual interest coupon	$—	$1,768
Amortization of debt issuance costs	—	221
Amortization of debt discounts	—	538
Total interest expense and extinguishment (gain) loss	$—	$2,527

(10)Public and Private Placement Warrants
In connection with dMY IV’s initial public offering, which occurred on March 9, 2021, dMY IV issued 34,500,000 units, each unit consisting of one share of Class A common stock of dMY IV and one-fifth of one redeemable warrant, at a price of $10.00 per unit. Each whole warrant entitles the holder to purchase one share of Class A common stock at an exercise price of $11.50 per share, subject to adjustment (the “Public Warrants”). Simultaneously with the closing of its initial public offering, dMY IV completed the private sale of 5,933,333 warrants to dMY Sponsor IV, LLC (the “dMY Sponsor”) at a purchase price of $1.50 per warrant (the “Private Placement Warrants”). Each Private Placement Warrant is exercisable for one share of Class A common stock at $11.50 per share.
Additionally, pursuant to a lock-up agreement entered into with the dMY Sponsor in connection with the Business Combination, 2,966,667 of the Private Placement Warrants are subject to vesting conditions (the “Private Placement Vesting Warrants”). The Private Placement Vesting Warrants vest in four equal tranches (i) when the closing price of Class A common stock equals or exceeds $15.00, $17.00, $19.00 and $21.00, over any 20 trading days within any 30 day trading period prior to December 7, 2026 or (ii) when the Company consummates a change of control transaction prior to December 7, 2026 that entitles its stockholders to receive a per share consideration of at least $15.00, $17.00, $19.00 and $21.00. Any right to Private Placement Vesting Warrants that remains unvested on the first business day after five years from the closing of the Business Combination will be forfeited without any further consideration.
As of April 30, 2022 and January 31, 2022, there were 6,899,982 Public Warrants and 5,933,333 Private Placement Warrants, including 2,966,667 Private Placement Vesting Warrants, outstanding.

(11)Related Party Transactions
As of April 30, 2022 and January 31, 2022, Google owned greater than 10% of the Company’s common shares through its total investment of 31,942,641 shares of Class A common stock.
In March 2020, Google purchased $10.0 million of 2020 Convertible Notes (Note 9). Upon issuance of such 2020 Convertible Notes to Google, the Company also issued warrants to Google for the purchase of 213,119 shares of Series D preferred stock. In connection with the Business Combination, such 2020 Convertible Notes converted to shares of Class A common stock and such Series D preferred stock warrants converted to and were exercised for shares of Class A common stock.
In April 2017, the Company and Google entered into a five year content license agreement pursuant to which the Company licenses imagery content to Google. In April 2022, the agreement automatically renewed for a period of one-year. The agreement will terminate in April 2023, unless it is extended for up to one year if the delivery obligations are not met by the company, or it is otherwise renewed at Google’s discretion for an additional year, in each case in accordance with its terms. Additionally, Google may terminate the agreement prior to April 2023 once the Company’s outstanding delivery obligations are completed. As of April 30, 2022 and January 31, 2022, the deferred revenue balance associated with the content license agreement was $9.2 million and $12.2 million, respectively. For the three months ended April 30, 2022 and 2021, the Company recognized revenue of $3.0 million and $3.1 million, respectively, related to the content license agreement.
In addition, the Company purchases hosting and other services from Google, of which $16.3 million and $16.1 million is deferred as of April 30, 2022 and January 31, 2022, respectively. The Company recorded hosting expense of $5.5 million and $3.2 million during the three months ended April 30, 2022 and 2021, respectively. As of April 30, 2022 and January 31, 2022, the Company’s accounts payable and accrued liabilities balance included $1.9 million and $2.0 million related to hosting and other services provided by Google, respectively
On June 28, 2021, the Company amended the terms of its hosting agreement with Google. The amendment, among other things, increases the aggregate purchase commitments to $193.0 million. The amended agreement commenced on August 1, 2021 and extends through January 31, 2028. See Note 8 for future Google hosting purchase commitments, including the amended commitments, as of April 30, 2022.

(12)Stock-based Compensation
Prior to the Business Combination, the Company issued equity awards under the Planet Labs Inc. Amended and Restated 2011 Stock Incentive Plan (previously named the Cosmogia Inc. 2011 Stock Incentive Plan) (the “Legacy Incentive Plans”). In connection with the Business Combination, the Company adopted the Planet Labs PBC 2021 Incentive Award Plan (the “Incentive Plan”). No further awards will be granted under the Legacy Incentive Plans. Directors, employees and consultants are eligible to receive awards under the Incentive Plan; however, ISOs may only be granted to employees. The Company's plans are described in Note 13, Stock-based Compensation, in the Notes to the Consolidated Financial Statements in the 2022 Form 10-K.
Stock-Based Compensation
The following table summarizes stock-based compensation expense recognized related to awards granted to employees and nonemployees, as follows:

	Three Months Ended April 30,
(in thousands)	2022	2021
Cost of revenue	$1,319	$234
Research and development	8,666	1,197
Sales and marketing	3,637	636
General and administrative	6,637	1,176
Total expense	20,259	3,243
Capitalized to internal-use software development costs and property and equipment	(437)	(141)
Total stock-based compensation expense	$19,822	$3,102
Stock Options
A summary of stock option activity is as follows:

	Options Outstanding
	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Term (Years)	Aggregate Intrinsic Value (in thousands)
Balances at January 31, 2022	41,907,551	$4.63	6.71
Exercised	(2,834,653)	$1.75
Forfeited	(148,302)	$4.97
Balances at April 30, 2022	38,924,596	$4.84	6.80	$47,513
Vested and exercisable at April 30, 2022	24,776,770	$3.55	5.76	$41,675
As of April 30, 2022, total unrecognized compensation cost related to stock options was $45.4 million which is expected to be recognized over a period of 2.7 years.

Restricted Stock Units
A summary of Restricted Stock Unit (“RSU”) activity is as follows:

	Number of RSUs	Weighted Average Grant Date Fair Value
Balances at January 31, 2022	5,439,736	$9.42
Vested	(215,178)	$7.78
Granted	8,893,242	$4.53
Forfeited	(168,223)	$7.10
Balances at April 30, 2022	13,949,577	$6.35

During the three months ended April 30, 2022, the Company granted 8,893,242 RSUs, which generally vest over four years, subject to the recipient’s continued service through each applicable vesting date.
Stock-based compensation expense recognized for RSUs during the three months ended April 30, 2022 was $8.5 million. As of April 30, 2022, total unrecognized compensation cost related to RSUs was $67.7 million. These costs are expected to be recognized over a period of approximately 3.0 years.
RSUs granted in periods prior to the Business Combination were subject to both time-based service and liquidity event vesting requirements. The liquidity event requirement was met upon the closing of the Business Combination on December 7, 2021. As such, on December 7, 2021, the Company commenced recognition of stock-based compensation expense for RSUs granted in periods prior to the Business Combination and there was no expense recognized during the three months ended April 30, 2021.

Early Exercises of Stock Options

The Legacy Incentive Plans provided for the early exercise of stock options for certain individuals as determined by the Company’s board of directors. Shares of common stock issued upon early exercises of unvested options are not deemed, for accounting purposes, to be issued until those shares vest according to their respective vesting schedules and accordingly, the consideration received for early exercises is initially recorded as a liability and reclassified to common stock and additional paid-in capital as the underlying awards vest. As of April 30, 2022, the Company had a $15.2 million liability recorded for the early exercise of unvested stock options, and the related number of unvested shares subject to repurchase was 1,562,476.

Earn-out Shares
Pursuant to the Merger Agreement for the Business Combination, Former Planet equity award holders have the right to receive Earn-out Shares that are contingently issuable in shares of Class A common stock. The Earn-out Shares may be earned in four equal tranches (i) when the closing price of Class A common stock equals or exceeds $15.00, $17.00, $19.00 and $21.00, over any 20 trading days within any 30 day trading period prior to December 7, 2026 or (ii) when the Company consummates a change of control transaction prior to December 7, 2026 that entitles its stockholders to receive a per share consideration of at least $15.00, $17.00, $19.00 and $21.00.
No Earn-out Shares vested during the three months ended April 30, 2022. As of April 30, 2022, there were 4,713,267 Earn-out Shares outstanding relating to Former Planet equity award holders.
During the three months ended April 30, 2022, the Company recognized $7.1 million of stock-based compensation expense related to the Earn-out Shares. As of April 30, 2022, total unrecognized compensation cost related to the Earn-out Shares was $26.9 million. These costs are expected to be recognized over a period of approximately 1.5 years.

(13) Income Taxes
The Company recorded income tax expense of $0.3 million for both the three months ended April 30, 2022 and 2021. For the three months ended April 30, 2022 and 2021, the income tax expense was primarily driven by the current tax on foreign earnings. The effective tax rates for the three months ended April 30, 2022 and 2021 differed from the federal statutory tax rate primarily due to the valuation allowance on the majority of the Company’s U.S. and foreign deferred tax assets and foreign rate differences.

Under the Tax Cuts and Jobs Act of 2017, qualified research expenses incurred after 2021 are no longer immediately deductible and must be amortized over 5 years for tax purposes. The Company does not expect this provision to have a material impact on the Company’s financial statements.

The Company evaluates its tax positions on a quarterly basis and revises its estimates accordingly. Gross unrecognized tax benefits were $6.0 million and $5.7 million as of April 30, 2022 and January 31, 2022, respectively. The gross unrecognized tax benefits, if recognized, would not affect the effective tax rate due to the valuation allowance against the deferred tax assets. The Company determined that no accrual for interest and penalties was required as of April 30, 2022 and January 31, 2022 and no such expenses were incurred in the periods presented.

The Company does not anticipate the total amounts of unrecognized tax benefits to significantly increase or decrease in the next twelve months.

The Company files U.S. federal, various state and foreign income tax returns. The Company is not currently under audit by any taxing authorities. All tax years remain open to examination by taxing jurisdictions to which the Company is subject.

(14)Net Loss Per Share Attributable to Common Stockholders
Net loss per share calculations for all periods prior to the Business Combination have been retrospectively adjusted for the equivalent number of shares outstanding immediately after the Business Combination to effect the reverse recapitalization.
The Company computes net loss per share of the Class A common stock and Class B common stock using the two-class method required for participating securities. Basic and diluted net loss per share are the same for each class of common stock because they are entitled to the same liquidation and dividend rights. The following table sets forth the computation of basic and diluted loss per Class A common stock and Class B common stock (amounts in thousands, except share and per share amounts):

	Three Months Ended April 30,
	2022	2021
Numerator:
Net loss attributable to common stockholders	$(44,360)	$(29,255)
Denominator:
Basic and diluted weighted-average common shares outstanding used in computing net loss per share attributable to common stockholders	264,088,997	45,722,408
Basic and diluted net loss per share attributable to common stockholders	$(0.17)	$(0.64)
Basic and diluted loss per share was the same for each period presented as the inclusion of all potential Class A common stock and Class B common stock outstanding would have been anti-dilutive.
The following table presents the potential common stock outstanding that was excluded from the computation of diluted net loss per share of common stock as of the periods presented because including them would have been antidilutive:

	Three Months Ended April 30,
	2022	2021
Convertible Preferred Stock	—	131,252,627
Convertible notes	—	7,366,839
Warrants to purchase Series B Convertible Preferred Stock	—	761,340
Warrants to purchase Series D Convertible Preferred Stock	—	2,261,713
Warrants to purchase Class A common stock	1,065,594	—
Common stock options	38,924,582	39,494,957
Restricted Stock Units	13,949,577	1,573,622
Earn-out Shares	26,172,277	—
dMY Sponsor Earn-out Shares	862,500	—
Public Warrants	6,899,982	—
Private Placement Warrants	5,933,333	—
Early exercised common stock options, subject to future vesting	1,562,476	—
Shares issued in connection with acquisition, subject to future vesting	475,467	—
	95,845,788	182,711,098

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF PLANET
The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) is intended to help the reader understand the results of operations and financial condition of Planet Labs PBC. The MD&A is provided as a supplement and should be read in conjunction with the unaudited condensed consolidated financial statements and related notes included elsewhere in this Quarterly Report on Form 10-Q (Part I, Item 1), as well as our audited annual consolidated financial statements and related notes as disclosed in our Annual Report on Form 10-K for the fiscal year ended January 31, 2022 (the “2022 Form 10-K”). This discussion contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those described in Part I, Item 1A, “Risk Factors” of our 2022 Form 10-K. Actual results may differ materially from those contained in any forward-looking statements. Our historical results are not necessarily indicative of the results that may be expected for any period in the future.
Business and Overview
Our mission is to use space to help life on Earth, by imaging the world every day and making global change visible, accessible, and actionable. Our platform includes imagery, insights, and machine learning that empower companies, governments, and communities around the world to make timely decisions about our evolving world.

As a public benefit corporation, our purpose is to accelerate humanity toward a more sustainable, secure, and prosperous world, by illuminating the most important forms of environmental and social change.

We deliver a differentiated data set: a new image of the entire Earth landmass every day. To collect this powerful data set, we design, build and operate hundreds of satellites, making our fleet the largest Earth observation fleet of satellites in history. Our daily stream of proprietary data and machine learning analytics, delivered through our cloud-native platform, helps companies, governments and civil society use satellite imagery to discover insights as change happens.

To help further our mission, we have developed advanced satellite technology that increases the cost performance of each satellite. This has enabled us to launch large fleets of satellites at lower cost and in turn record over 2,000 images on average for every point on Earth’s landmass, a non-replicable historical archive for analytics, machine learning, and insights. We have advanced data processing capabilities that enable us to produce “AI-ready” data sets. As this data set continues to grow, we believe its value to our customers will further increase.

We currently serve over 800 customers across large commercial and government verticals, including agriculture, mapping, forestry, finance and insurance, as well as federal, state, and local government bodies. Our products serve a variety of diverse customer needs. For example, our products help farmers make decisions that result in significant increases in their harvests, while using fewer resources, by timely alerting them to changes happening within their fields. Governments use our data to help deliver public services more effectively in disaster response. Mapping companies use our data to keep online maps up to date. Also, journalists and human rights organizations use our data to uncover and report the truth about events in hard-to-reach places.

Our proprietary data set and analytics are delivered pursuant to subscription and usage-based data licensing agreements and are accessed by our customers through our online platform and subscription APIs. We believe our efficient cost structure, one-to-many business model and differentiated data set have enabled us to grow our customer base across multiple vertical markets. As of April 30, 2022, our EoP Customer Count was 826 customers, which represented a 23% year-over-year growth when compared to April 30, 2021. Our EoP Customer Count has grown quarter-over-quarter for every quarter in the prior two years. For a definition of EoP Customer Count see the section titled “Key Operational and Business Metrics.” Over 90% of our customers sign annual or multiyear contracts, with an average contract length of approximately two years, weighted on an annual contract value basis.

The Business Combination
On July 7, 2021, Planet Labs Inc. (“Former Planet”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with dMY Technology Group, Inc. IV (“dMY IV”), a special purpose acquisition company (“SPAC”) incorporated in Delaware on December 15, 2020, Photon Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of dMY IV (“First Merger Sub”), and Photon Merger Sub Two, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of dMY IV (“Second Merger Sub”). Pursuant to the Merger Agreement, upon the favorable vote of dMY IV’s stockholders on December 3, 2021, on December 7, 2021, First Merger Sub merged with and into Former Planet (the “Surviving Corporation”), with Former Planet surviving the merger as a wholly owned subsidiary of dMY IV (the “First Merger”), and pursuant to Former Planet’s election immediately following the First Merger and as part of the same overall transaction as the First Merger, the Surviving Corporation merged with and into dMY IV, with dMY IV surviving the merger (the “Business Combination”). Following the completion of the Business Combination, dMY IV was renamed Planet Labs PBC.

The Business Combination was accounted for as a reverse recapitalization, with no goodwill or other intangible assets recorded, in accordance with U.S. GAAP. Under the guidance in Accounting Standard Codification (“ASC”) 805, Business Combinations, dMY IV was treated as the “acquired” company for financial reporting purposes. Former Planet was deemed to be the accounting predecessor of the combined business, and Planet Labs PBC, as the parent company of the combined business, is the successor SEC registrant, meaning that our reported consolidated assets, liabilities and results of operations prior to the Business Combination are those of Former Planet.
Upon the closing of the Business Combination, we received aggregate gross proceeds of $590.4 million, including $252.0 million in gross proceeds from a Private Investment in Public Equity financing (“PIPE Investment”) which closed substantially simultaneously with the Business Combination. We paid approximately $57.2 million of transaction expenses in connection with the Business Combination. We also repaid our existing debt of approximately $67.1 million, including repayment fees associated with the debt of approximately $2.0 million and accrued interest, after the Business Combination was consummated. In addition, immediately prior to the effective time of the Business Combination, Former Planet’s outstanding convertible notes were automatically converted into shares of Class A common stock, and as such, the converted convertible notes are no longer outstanding and ceased to exist at the effective time of the Business Combination.

As a result of the Business Combination, we are an SEC-registered company listed on the NYSE which requires us to hire additional personnel and implement procedures and processes to address public company regulatory requirements and customary practices. We expect to incur additional annual expenses as a public company for, among other things, directors’ and officers’ liability insurance, director fees, and additional internal and external accounting, legal, and administrative resources, including increased personnel costs, audit and other professional service fees. Our results of operations and statements of financial position may not be comparable between periods as a result of the Business Combination described above.

Impact of COVID-19
COVID-19 continues to spread throughout the United States and other parts of the world and has negatively affected the U.S. and global economies, disrupted global supply chains, resulted in significant travel and transport restrictions, including mandated closures and orders to “shelter-in-place” and quarantine restrictions. We have taken measures to protect the health and safety of our employees, including shifting many employees to remote work. We have also worked with our customers and suppliers to minimize disruptions, and we support our community in addressing the challenges posed by this ongoing global pandemic.

The COVID-19 pandemic has generally disrupted the operations of our vendors, customers, and prospective customers, and may continue to disrupt their operations, including as a result of travel restrictions and/or business shutdowns, uncertainty in the financial markets, or other harm to their business and financial results. This disruption could result in a reduction to information technology budgets, delayed purchasing decisions, longer sales cycles, extended payment terms, the timing of payments, and postponed or canceled projects, all of which could negatively impact our business and operating results, including sales and cash flows. The ultimate impact of COVID-19, including the impact of any new strains or variants of the virus, on our financial and operating results is unknown and will depend on the length of time that the disruptions to our vendors, customers and prospective customers exist. The full extent of the impact of COVID-19 is unknown but we do not expect the COVID-19 pandemic to have a material impact on our business going forward.

Our Business Model
We primarily generate revenue through selling licenses to our data and analytics to customers over an entirely cloud-based platform via fixed price subscription and usage-based contracts. Data licensing subscriptions and minimum commitment usage-based contracts provide a large recurring revenue base for our business with a low incremental cost to serve each additional customer. Payment terms of our customer agreements are most commonly in advance on an either quarterly or annual basis, although a small number of large contracts have required payment terms quarterly in arrears. We also generate an immaterial amount of revenue from sales of third-party imagery, professional services, and customer support.

We employ a “land-and-expand” go-to-market strategy with the goal to deliver increasing value to our customers and generate more revenue with each customer over time by expanding the scope of the services we offer. We work closely with our customers and partners to enable their early success, both from an account management and technical management perspective. Deeper adoption from our customers comes in many forms, including more users, more area coverage, and more advanced software analytics capabilities.

Two key elements of our growth strategy include scaling in existing verticals and expanding into new verticals.

Scaling in Existing Verticals:
We plan to invest in sales, marketing and software solutions to drive our expansion within our existing customer base and further penetrate verticals that are early adopters of geospatial data, such as Civil Government, Agriculture, Defense & Intelligence, and Mapping. In addition, we plan to invest in expanding the analytic tools we make available to these customers with the goal of increasing the services we provide to these customers and more deeply embed our data and analytics into their business intelligence systems.
Expansion into New Verticals:
We plan to invest in our software engineering teams to develop solutions to address use cases in emerging markets in our industry such as Energy & Infrastructure, Finance & Insurance, and Consumer Packaged Goods. In addition, to expand our reach within vertical markets, we intend to leverage our open data platform with specific vertical partners to deliver vertical market-specific solutions. We believe our increased investment in developing software analytics solutions has the potential to accelerate the usage of our data and analytics across broader audiences.
Factors Affecting the Results of Operations
We believe that our financial condition and result of operations have been, and will continue to be, affected by a number of factors that present significant opportunities for us but also pose risks and challenges, including those discussed below and in Part I, Item 1A, “Risk Factors” of our 2022 Form 10-K.
Continuing to Acquire New Customers
Attracting new customers is an important factor affecting our future growth and operating performance. We believe our ability to attract customers will be driven by our ability to continue to improve our data and offer software and analytic solutions that make our data easier to consume and integrate into our customers’ workflows, our success in offering new data sets and products to solve customer problems, increases in our global sales presence and increases in our marketing investments. We plan to invest in making our data more digestible and accessible to non-technical business users and build solutions to address more use cases and expand our addressable market. As a result of this strategy, we anticipate our research and development expenditures will increase in the near term. In addition, to expand our reach with customers, we intend to partner with independent software vendors and solution providers who are building vertical market-specific solutions. While we have customers and partners today in many markets, we believe that our increased investment in developing software analytics solutions has the potential to accelerate the usage of our data and analytics across broader audiences.

Retention and Expansion of Existing Customers
We are focused on increasing customer retention and expanding revenue with existing customers because this will affect our financial results, including revenues, gross profit, operating loss, and operating cash flows. To increase customer retention and expansion of revenue from existing customers, we are making a number of investments in our operations. Areas of investment that affect customer retention and expansion include our customer success function, continuous improvements to our existing data, and the software tools and analytic tools that make our data easier to consume. Additionally, customer retention and expansion is driven by the speed with which our customers realize the value of our data once they become customers, our ability to cross-sell our different products to our existing customers and our ability to offer new products to our customers. As a result of the foregoing, we anticipate our cost of revenue, operating expenses, and capital expenditures will continue to increase and consequently, we are likely to experience losses in the near term, delaying our ability to achieve profitability and adversely affecting cash flows.
Developing New Sensors and Data Sets
We expect that our ability to provide new data sets through new sensors and new proprietary data will be an important factor for our long-term growth and future market penetration. We believe offering new data sets and fusing new data sets with our existing data sets will enable us to deliver greater value to our existing customers and help us attract new customers. This may require significant investment in technology and personnel and result in increased research and development costs as well as costs of revenue.
Investment Decisions
We regularly review our existing customers and target markets to determine where we should invest in our product and technology roadmap, both for our space systems engineering to enable new geospatial coverage models, as well as our software engineering focused on providing sophisticated analytics models and tools to service an expanding set of markets and use cases. Our financial performance relies heavily on effective balance between driving continued growth, maintaining technology leadership, and improving margins across the business.
Seasonality
We have experienced, and expect to continue to experience, seasonality in our business and fluctuations in our operating results due to customer behavior, buying patterns and usage-based contracts. For example, we typically have customers who increase their usage of our data services when they need more frequent data monitoring over broader areas during peak agricultural seasons, during natural disasters or other global events, or when commodity prices are at certain levels. These customers may expand their usage and then subsequently scale back. We believe that the seasonal trends that we have experienced in the past may occur in the future. To the extent that we experience seasonality, it may impact our operating results and financial metrics, as well as our ability to forecast future operating results and financial metrics. Additionally, when we introduce new products to the market, we may not have sufficient experience in selling certain products to determine if demand for these products are or will be subject to material seasonality.

Key Operational and Business Metrics
In addition to the measures presented in our consolidated financial statements, we use the following key operational and business metrics to evaluate our business, measure our performance, develop financial forecasts, and make strategic decisions.

	Three Months Ended April 30,
	2022	2021
Net Dollar Retention Rate	104.6%	93.2%
Net Dollar Retention Rate including Winbacks	105.0%	94.7%
EoP Customer Count	826	669
% Recurring	92.0%	93.0%
Capital Expenditures as Percentage of Revenue	8.7%	8.2%

ACV and EoP ACV Book of Business
In connection with the calculation of several of the key operational and business metrics we utilize, we calculate Annual Contract Value (“ACV”) for contracts of one year or greater as the total amount of value that a customer has contracted to pay for the most recent 12 month period for the contract. For short-term contracts (contracts less than 12 months), ACV is equal to total contract value.

We also calculate EoP ACV Book of Business in connection with the calculation of several of the key operational and business metrics we utilize. We define EoP ACV Book of Business as the sum of the ACV of all contracts that are active on the last day of the period pursuant to the effective dates and end dates of such contracts. Active contracts exclude any contract that has been canceled, expired prior to the last day of the period without renewing, or for any other reason is not expected to generate revenue in the subsequent period. For contracts ending on the last day of the period, the ACV is either updated to reflect the ACV of the renewed contract or, if the contract has not yet renewed or extended, the ACV is excluded from the EoP ACV Book of Business. We do not annualize short-term contracts in calculating our EoP ACV Book of Business. We calculate the ACV of usage-based contracts based on the committed contracted revenue or the revenue achieved on the usage-based contract in the prior 12-month period.
Net Dollar Retention Rate
We define Net Dollar Retention Rate as the percentage of ACV generated by existing customers in a given period as compared to the ACV of all contracts at the beginning of the fiscal year from the same set of existing customers. We define existing customers as customers with an active contract with Planet. We believe our Net Dollar Retention Rate is a useful metric for investors as it can be used to measure our ability to retain and grow revenue generated from our existing customers, on which our ability to drive long-term growth and profitability is, in part, dependent. We use Net Dollar Retention Rate to assess customer adoption of new products, inform opportunities to make improvements across our products, identify opportunities to improve operations, and manage go to market functions, as well as to understand how much future growth may come from cross-selling and up-selling customers. Management applies judgment in determining the value of active contracts in a given period, as set forth in the definition of ACV above. Net Dollar Retention Rate increased to 104.6% for the three months ended April 30, 2022, as compared to 93.2% for the three months ended April 30, 2021, primarily due to higher renewal value of a large government contract and the expansion of a large agricultural customer in the three months ended April 2022.

Net Dollar Retention Rate including Winbacks
We report on two metrics for net dollar retention—net retention excluding winbacks and including winbacks. A winback is a previously existing customer who was inactive at the start of the current fiscal year, but has reactivated during the current fiscal year. The reactivation period must be within 24 months from the last active contract with the customer; otherwise, the customer is counted as a new customer and therefore excluded from the retention rate metrics. We define Net Dollar Retention Rate including winbacks as the percentage of ACV generated by existing customers and winbacks in a given period as compared to the ACV of all contracts at the beginning of the fiscal year from the same set of existing customers. We believe this metric is useful to investors as it captures the value of customer contracts that resume business with Planet after being inactive and thereby provides a quantification of Planet’s ability to recapture lost business. Management uses this metric to understand the adoption of our products and long-term customer retention, as well as the success of marketing campaigns and sales initiatives in re-engaging inactive customers. Beyond the judgments underlying managements’ calculation of Net Dollar Retention set forth above, there are no additional assumptions or estimates made in connection with Net Dollar Retention Rate including winbacks. Net Dollar Retention Rate including winbacks increased to 105.0% for the three months ended April 30, 2022, as compared to 94.7% for the three months ended April 30, 2021, primarily due to higher renewal value of a large government contract and the expansion of a large agricultural customer in the three months ended April 2022.
EoP Customer Count
We define EoP Customer Count as the total count of all existing customers at the end of the period. We define existing customers as customers with an active contract with us at the end of the reported period. For the purpose of this metric, we define a customer as a distinct entity that uses our data or services. We sell directly to customers, as well as indirectly through our partner network. If a partner does not provide the end customer’s name, then the partner is reported as the customer. Each customer, regardless of the number of active opportunities with us, is counted only once. For example, if a customer utilizes multiple products of Planet, we only count that customer once for purposes of EoP Customer Count. A customer with multiple divisions, segments, or subsidiaries are also counted as a single unique customer based on the parent organization or parent account. We believe EoP Customer Count is a useful metric for investors and management to track as it is an important indicator of the broader adoption of our platform and is a measure of our success in growing our market presence and penetration. Management applies judgment as to which customers are deemed to have an active contract in a period, as well as whether a customer is a distinct entity that uses our data or services. The EoP Customer Count increased to 826 as of April 30, 2022, as compared to 669 as of April 30, 2021. The increase was primarily attributable to the increased demand for our data as well as the acquisition of VanderSat in December 2021.
Percent of Recurring ACV
Percent of Recurring ACV is the portion of the total EoP ACV Book of Business that is recurring in nature. We define Percent of Recurring ACV as the dollar value of all data subscription contracts and the committed portion of usage-based contracts divided by the total dollar value of all contracts in our ACV Book of Business at a specific point in time. We believe Percent of Recurring ACV is useful to investors to better understand how much of our revenue is from customers that have the potential to renew their contracts over multiple years rather than being one-time in nature. We track Percent of Recurring ACV to inform estimates for the future revenue growth potential of our business and improve the predictability of our financial results. There are no significant estimates underlying management’s calculation of Percent of Recurring ACV, but management applies judgment as to which customers have an active contract at a period end for the purpose of determining ACV Book of Business, which is used as part of the calculation of Percent of Recurring ACV. Percent of Recurring ACV decreased to 92% for the three months ended April 30, 2022, as compared to 93% for the three months ended April 30, 2021.
Capital Expenditures as a Percentage of Revenue
We define capital expenditures as purchases of property and equipment plus capitalized internally developed software development costs, which are included in our statements of cash flows from investing activities. We define Capital Expenditures as a Percentage of Revenue as the total amount of capital expenditures divided by total revenue in the reported period. Capital Expenditures as a Percentage of Revenue is a performance measure that we use to evaluate the appropriate level of capital expenditures needed to support demand for our data services and related revenue, and to provide a comparable view of our performance relative to other earth observation companies, which may invest significantly greater amounts in their satellites to deliver their data to customers. We use an agile space systems strategy, which means we invest in a larger number of significantly lower cost satellites and software infrastructure to automate the management of the satellites and to deliver our data to clients. As a result of our strategy and our business model, our capital expenditures may be more similar to software companies with large data center infrastructure costs. Therefore, we believe it is important to look at our level of capital expenditure investments relative to revenue when evaluating our performance relative to other earth observation companies or to other software and data companies with significant data center infrastructure investment requirements. We believe Capital Expenditures as a Percentage of Revenue is a useful metric for investors because it provides visibility to the level of capital expenditures required to operate our business and our relative capital efficiency. Capital Expenditures as a Percentage of Revenue increased to 8.7% for the three months ended April 30, 2022, as compared to 8.2% for the three months ended April 30, 2021. The increase was primarily attributable to an increase in capitalized labor and a slight increase in capital expenditures related to medium resolution satellites.
Components of Results of Operations
Revenue
We derive revenue principally from licensing rights to use our imagery that is delivered digitally through our online platform in addition to providing related services. Imagery licensing agreements vary by contract, but generally have annual or multi-year contractual terms. The data licenses are generally purchased via a fixed price contract on a subscription or usage basis, whereby a customer pays for access to our imagery or derived imagery data that may be downloaded over a specific period of time, or, less frequently, on a transactional basis, whereby the customer pays for individual content licenses.

We also provide an immaterial amount of other services to customers, including professional services such as training, analytical services, research and development services to third parties, and other value-added activities related to our imagery, data and technology. These revenues are recognized as the services are rendered, on a proportional performance basis for fixed price contracts or ratably over the contract term for subscription professional services and analytics contracts. Training revenues are recognized as the services are performed.

Cost of Revenue
Cost of revenue consists of employee-related costs of performing account and data provisioning, customer support, satellite and engineering operations, as well as the costs of operating and retrieving information from the satellites, processing and storing the data retrieved, third party imagery expenses, depreciation of satellites and ground stations, and the amortization of capitalized internal-use software related to creating imagery provided to customers. Employee-related costs include salaries, benefits, bonuses and stock-based compensation. To a lesser extent, cost of revenue includes costs from professional services, including costs paid to subcontractors and certain third-party fees.

We expect cost of revenue to continue to increase as we invest in our delivery organization and future product sets that will likely require higher compute capacity. As we continue to grow our subscription revenue contracts and increase the revenue associated with our analytic capabilities, we anticipate further economies of scale on our satellites and other infrastructure costs as we incur lower marginal cost with each new customer we add to our platform.
Research and Development
Research and development expenditures primarily include personnel related expenses for employees and consultants, hardware costs, supplies costs, contractor fees and administrative expenses. Employee-related costs include salaries, benefits, bonuses and stock-based compensation. Expenses classified as research and development are expensed as incurred and attributable to advancing technology research, platform and infrastructure development and the research and development of new product iterations.

We continue to iterate on the design of our satellites and the capabilities of our automated operations to optimize for efficiency and technical capability of each satellite. Satellite costs associated with the design, manufacturing, launch, and commissioning of experimental satellites or other space related research and development activities are expensed as incurred.

We intend to continue to invest in our software platform development, machine learning and analytic tools and applications and new satellite technologies for both the satellite fleet operations and data collection capabilities to drive incremental value to our existing customers and to enable us to expand our traction in emerging markets and with new customers. As a result of the foregoing, we expect research and development expenditures to increase in future periods.
Sales and Marketing
Sales and marketing expenditures primarily include costs incurred to market and distribute our products. Such costs include expenses related to advertising and conferences, sales commissions, salaries, benefits and stock-based compensation for our sales and marketing personnel and sales office expenses. Sales and marketing costs are expensed as incurred.

We intend to continue to invest in our selling and marketing capabilities in the future and expect this expense to increase in future periods as we look to upsell new product features and expand into new market verticals. Selling and marketing expenses as a percentage of total revenue may fluctuate from period to period based on total revenue and the timing of our investments.
General and Administrative
General and administrative expenses include personnel-related expenses and facilities-related costs primarily for our executive, finance, accounting, legal and human resources functions. General and administrative expenses also include fees for professional services principally consisting of legal, audit, tax, and insurance, as well as executive management expenses. General and administrative expenses are expensed as incurred.

We expect to incur additional general and administrative expenses as a result of operating as a public company, including expenses related to compliance and reporting obligations of public companies, and increased costs for insurance, investor relations, and professional services. As a result, we expect that our general and administrative expenses will increase in future periods and vary from period to period as a percentage of revenue, but we expect to realize operating scale with respect to these expenses over time as we grow our revenue.

Interest Expense
Interest expense primarily consists of interest expense associated with our borrowings and amortization of debt issuance costs for our loans. Our debt as of April 30, 2021 included loans with Venture Lending & Leasing, Inc. (“Venture”), an affiliate of Western Technology Investment and our Credit Agreement with Silicon Valley Bank (“SVB”) and Hercules Capital, Inc. (“Hercules”). We repaid our debt in connection with the Business Combination and we had no debt outstanding as of April 30, 2022.
Change in fair value of convertible notes and warrant liabilities
Change in fair value of liabilities includes the change in fair value of warrant liabilities, including the change in fair value of the public and private placement warrant liabilities assumed in connection with the Business Combination, and the change in fair value of our convertible notes, which converted into Class A common stock in connection with the Business Combination. We expect to incur other incremental income or expense for fair value adjustments resulting from warrant liabilities that remain outstanding.
Other Income (Expenses), net
Other income (expenses), net, primarily consists of interest income earned and net gains or losses on foreign currency.
Provision for Income Taxes
Our income tax provision consists of an estimate for U.S. federal and state income taxes, as well as those foreign jurisdictions where we have business operations, based on enacted tax rates, as adjusted for allowable credits, deductions, uncertain tax positions, changes in deferred tax assets and liabilities, and changes in the tax law. We believe that it is more likely than not that the majority of the U.S. and foreign deferred tax assets will not be realized. Accordingly, we recorded a valuation allowance against our deferred tax assets in these jurisdictions.

Results of Operations
Three months ended April 30, 2022 compared to three months ended April 30, 2021
The following table sets forth a summary of our consolidated results of operations for the interim periods indicated and the changes between such periods.

	Three Months Ended April 30,		$	%
(in thousands, except percentages)	2022	2021	Change	Change
Revenue	$40,127	$31,957	$8,170	26%
Cost of revenue	23,628	19,126	4,502	24%
Gross profit	16,499	12,831	3,668	29%
Operating expenses
Research and development	24,750	12,130	12,620	104%
Sales and marketing	18,855	10,653	8,202	77%
General and administrative	20,608	8,315	12,293	148%
Total operating expenses	64,213	31,098	33,115	106%
Loss from operations	(47,714)	(18,267)	(29,447)	161%
Interest expense	—	(2,527)	2,527	(100)%
Change in fair value of convertible notes and warrant liabilities	3,276	(8,026)	11,302	(141)%
Other income (expense), net	392	(177)	569	(321)%
Total other income (expense), net	3,668	(10,730)	14,398	(134)%
Loss before provision for income taxes	(44,046)	(28,997)	(15,049)	52%
Provision for income taxes	314	258	56	22%
Net loss	$(44,360)	$(29,255)	$(15,105)	52%

Revenue
Revenue increased $8.2 million, or 26%, to $40.1 million for the three months ended April 30, 2022 from $32.0 million for the three months ended April 30, 2021. The increase was primarily due to net expansion of existing customer contracts of $5.8 million and an increase in total customers worldwide of $7.8 million. EoP Customer Count increased approximately 23% to 826 as of April 30, 2022 from 669 as of April 30, 2021. The increase in total customers and the associated revenue from those customers was largely due to our investment in expanding our sales and marketing teams. The increases described above were partially offset by $4.9 million recognition of one time revenue in the prior year period related to download of archive imagery and $0.5 million related to discontinuation of services to a government customer that ceased to exist beginning in August 2021.
Cost of Revenue
Cost of revenue increased $4.5 million, or 24%, to $23.6 million for the three months ended April 30, 2022, from $19.1 million for the three months ended April 30, 2021. The increase was primarily due to a $2.7 million increase in employee related costs, partially due to increased headcount and a $1.1 million increase in stock-based compensation. The increase in stock-based compensation was primarily due to earn-out shares and restricted stock unit awards for which the recognition of expense commenced upon the closing of the Business Combination. The increase was also partially due to a $1.6 million increase in hosting costs associated with an increase in archive data and growth in our customer base and a $0.4 million increase in amortization expense related to acquired intangible assets.
Research and Development
Research and development expenses increased $12.6 million, or 104%, to $24.8 million for the three months ended April 30, 2022, from $12.1 million for the three months ended April 30, 2021. The increase was primarily due to an increase of $10.8 million in employee related expenses, partially due to increased headcount and a $7.2 million increase in stock-based compensation. The increase in stock-based compensation was primarily due to earn-out shares and restricted stock unit awards for which the recognition of expense commenced upon the closing of the Business Combination.

Sales and Marketing
Sales and marketing expenses increased $8.2 million, or 77%, to $18.9 million, for the three months ended April 30, 2022, from $10.7 million for the three months ended April 30, 2021. The increase was primarily due to an increase of $6.2 million in employee related expenses associated with our sales and marketing teams, partially due to increased headcount and a $3.0 million increase in stock-based compensation. The increase in stock-based compensation was primarily due to earn-out shares and restricted stock unit awards for which the recognition of expense commenced upon the closing of the Business Combination. Also contributing to the increase was a $1.5 million increase in travel and entertainment expenses driven by increased travel and events.
General and Administrative
General and administrative expenses increased $12.3 million, or 148%, to $20.6 million for the three months ended April 30, 2022, from $8.3 million for the three months ended April 30, 2021. The increase was partially due to an increase of $8.1 million in employee related expenses, partially due to increased headcount and a $5.5 million increase in stock-based compensation. The increase in stock-based compensation was primarily due to earn-out shares and restricted stock unit awards for which the recognition of expense commenced upon the closing of the Business Combination. The increase was also partially due to an increase of finance and accounting costs of $1.8 million, primarily due to accounting and consultant fees, and an increase of $1.2 million in directors’ and officers’ insurance.
Interest Expense
No interest expense was recognized during the three months ended April 30, 2022 because we had no debt outstanding during such period.
Interest expense for the three months ended April 30, 2021 was related to our credit agreement with SVB and Hercules which we repaid upon completion of the Business Combination.

Change in fair value of convertible notes and warrant liabilities
The change in fair value of convertible notes and warrant liabilities increased $11.3 million to a gain of $3.3 million for the three months ended April 30, 2022, from a loss of $8.0 million for the three months ended April 30, 2021.
The change in fair value of convertible notes and warrant liabilities during the three months ended April 30, 2022 reflects a $3.3 million gain due to the revaluation of the liability classified public and private placement warrants that were assumed in connection with the Business Combination.
The change in fair value of convertible notes and warrant liabilities during the three months ended April 30, 2021 reflects a $4.2 million loss due to the revaluation of the 2020 convertible promissory notes, a $0.5 million loss due to the revaluation of the Venture Tranche B convertible note and a $3.3 million loss due to the revaluation of liability classified preferred stock warrants.
Other Income (Expense), net
Other income (expense) of $0.4 million and $(0.2) million for the three months ended April 30, 2022 and April 30, 2021, respectively, primarily reflects realized and unrealized foreign currency exchange gains and losses.

Provision for Income Taxes
Provision for income taxes was $0.3 million for both the three months ended April 30, 2022 and 2021. For the three months ended April 30, 2022 and 2021, the income tax expense was primarily driven by the current tax on foreign earnings. The effective tax rate for the three months ended April 30, 2022 and 2021 differed from the federal statutory tax rate primarily due to the valuation allowance on the majority of our U.S. and foreign deferred tax assets and foreign rate differences.

Non-GAAP Information
This Quarterly Report on Form 10-Q includes Non-GAAP Gross Profit and Adjusted EBITDA, which are non-GAAP performance measures that we use to supplement our results presented in accordance with U.S. GAAP. We believe Non-GAAP Gross Profit and Adjusted EBITDA are useful in evaluating our operating performance, as they are similar to measures reported by our public competitors and are regularly used by security analysts, institutional investors, and other interested parties in analyzing operating performance and prospects.

As mentioned above, Non-GAAP Gross Profit and Adjusted EBITDA are non-GAAP measures, are additions, and not substitutes for or superior to, measures of financial performance prepared in accordance with U.S. GAAP and should not be considered as an alternative to gross profit, net income, operating income or any other performance measures derived in accordance with U.S. GAAP or as an alternative to cash flows from operating activities as a measure of liquidity. Further, Non-GAAP Gross Profit and Adjusted EBITDA are not based on any standardized methodology prescribed by U.S. GAAP and are not necessarily comparable to similarly-titled measures presented by other companies. We present Adjusted EBITDA because we believe it is frequently used by analysts, investors and other interested parties to evaluate companies in our industry and facilitates comparisons on a consistent basis across reporting periods. Further, we believe it is helpful in highlighting trends in our operating results because it excludes items that are not indicative of our core operating performance.

We include these non-GAAP financial measures because they are used by management to evaluate our core operating performance and trends and to make strategic decisions regarding the allocation of capital and new investments.

Non-GAAP Gross Profit excludes stock-based compensation expenses that are classified as cost of revenue from gross profit, which is required in accordance with U.S. GAAP. Non-GAAP Gross Profit also excludes amortization of acquired intangible assets related to business combinations, which is a non-cash expense required in accordance with U.S. GAAP. Adjusted EBITDA excludes certain expenses from net income (loss) that are required in accordance with U.S. GAAP. We exclude in this calculation certain non-cash expenses, such as depreciation and amortization, stock-based compensation and change in fair value of convertible notes and warrant liabilities, and expenses that are considered unrelated to our underlying business performance, such as interest income, interest expense, and taxes.

Non-GAAP Gross Profit
We define and calculate Non-GAAP Gross Profit as gross profit adjusted for stock-based compensation and amortization of acquired intangible assets classified as cost of revenue, and Non-GAAP Gross Margin percentage as the percentage of Non-GAAP Gross Profit to revenue as outlined in the reconciliation below.

The table below reconciles our Gross Profit (the most directly comparable U.S. GAAP measure) to Non-GAAP Gross Profit, for the periods indicated:

	Three Months Ended April 30,
(in thousands, except percentages)	2022	2021
Gross Profit	$16,499	$12,831
Cost of revenue—Stock-based compensation	1,319	234
Amortization of acquired intangible assets	431	—
Non-GAAP Gross Profit	$18,249	$13,065
Gross Margin percentage	41%	40%
Non-GAAP Gross Margin percentage	45%	41%
Non-GAAP Gross Profit excludes stock-based compensation, which has recently been, and will continue to be for the foreseeable future, a significant recurring expense for our business and an important part of our compensation strategy.
Adjusted EBITDA
We define and calculate Adjusted EBITDA as net income (loss) before the impact of interest income and expense, income tax expense and depreciation and amortization, and further adjusted for the following items: stock-based compensation, change in fair value of convertible notes and warrant liabilities, gain or loss on the extinguishment of debt and non-operating income and expenses such as foreign currency exchange gain or loss, as outlined in the reconciliation below.

The table below reconciles our net loss (the most directly comparable U.S. GAAP measure) to Adjusted EBITDA for the periods indicated:

	Three Months Ended April 30,
(in thousands)	2022	2021
Net loss	$(44,360)	$(29,255)
Interest expense	—	2,527
Interest income	(112)	(4)
Income tax provision	314	258
Depreciation and amortization	11,625	11,475
Change in fair value of convertible notes and warrant liabilities	(3,276)	8,026
Stock-based compensation	19,822	3,102
Other (income) expense	(280)	181
Adjusted EBITDA	$(16,267)	$(3,690)

There are a number of limitations related to the use of Adjusted EBITDA, including:
•Adjusted EBITDA excludes stock-based compensation, which has recently been, and will continue to be for the foreseeable future, a significant recurring expense for our business and an important part of our compensation strategy;
•Adjusted EBITDA excludes depreciation and amortization expense and, although these are non-cash expenses, the assets being depreciated and amortized will have to be replaced in the future;
•Adjusted EBITDA does not reflect interest expense, or the cash requirements necessary to service interest or principal payments on our debt, which reduces cash available to us;

•Adjusted EBITDA does not reflect income tax expense that reduces cash available to us; and
•the expenses and other items that we exclude in our calculation of Adjusted EBITDA may differ from the expenses and other items, if any, that other companies may exclude from similar measures when they report their operating results.
Liquidity and Capital Resources

Since inception, we have incurred net losses and negative cash flows from operations. Our operations have historically been primarily funded by the net proceeds from the sale of our equity securities and borrowings under credit facilities, as well as cash received from our customers. We currently have no debt outstanding.

We measure liquidity in terms of our ability to fund the cash requirements of our business operations, including working capital and capital expenditure needs, contractual obligations, including debt obligations, and other commitments, with cash flows from operations and other sources of funding. Our current working capital needs relate mainly to our continued development of our platform and product offerings in new markets, as well as compensation and benefits of our employees. Our ability to expand and grow our business will depend on many factors, including our working capital needs and the evolution of our operating cash flows.

As of April 30, 2022 and January 31, 2022, we had $484.5 million and $490.8 million, respectively, in cash and cash equivalents. We believe our anticipated operating cash flows together with our cash on hand provide us with the ability to meet our obligations as they become due during the next 12 months.

We expect our capital expenditures and working capital requirements to continue to increase in the foreseeable future as we seek to grow our business. We could also need additional cash resources due to significant acquisitions, an accelerated manufacturing timeline for new satellites, competitive pressures or regulatory requirements. To the extent that our resources are insufficient to satisfy our cash requirements, we may need to seek additional equity or debt financing. The sale of additional equity would result in additional dilution to our stockholders. The incurrence of debt financing would result in debt service obligations and the instruments governing such debt could provide for operating and financial covenants that would restrict our operations. We cannot assure you that any such equity or debt financing will be available on favorable terms, or at all. If the needed financing is not available, or if the terms of financing are less desirable than we expect, we may be forced to decrease our level of investment in software and market expansion efforts or to scale back our existing operations, which could have an adverse impact on our business and financial prospects.

As of April 30, 2022, our principal contractual obligations and commitments include lease obligations for real estate and ground stations, purchase commitments for future satellite launch services, and minimum purchase commitments for hosting services from Google, LLC. Refer to Notes 6, 8, and 11 to our unaudited condensed consolidated financial statements in Part I, Item 1 of this Quarterly Report on Form 10-Q for more information regarding these cash requirements.

We do not engage in any off-balance sheet activities or have any arrangements or relationships with unconsolidated entities, such as variable interest, special purpose, and structured finance entities.

Statement of Cash Flows
The following tables present a summary of cash flows from operating, investing and financing activities for the following comparative periods. For additional detail, please see the unaudited condensed consolidated statements of cash flows as presented within the unaudited condensed consolidated financial statements.

	Three Months Ended April 30,
(in thousands)	2022	2021
Net cash provided by (used in)
Operating activities	$(6,534)	$3,882
Investing activities	$(3,652)	$(2,766)
Financing activities	$4,552	$2,156

Net cash provided by (used in) operating activities
Net cash used in operating activities for the three months ended April 30, 2022, primarily consisted of the net loss of $44.4 million, adjusted for non-cash items and changes in operating assets and liabilities. Non-cash items primarily included depreciation and amortization expense of $11.6 million and stock-based compensation expense of $19.8 million, which were partially offset by a change in fair value of warrant liabilities and convertible notes of $3.3 million. The net change in operating assets and liabilities primarily consisted of a $20.0 million decrease in accounts receivable which was partially offset by a $6.9 million decrease in deferred revenue and a $3.7 million decrease in accounts payable, accrued and other liabilities.
Net cash provided by operating activities for the three months ended April 30, 2021, primarily consisted of the net loss of $29.3 million, adjusted for non-cash items and changes in operating assets and liabilities. Non-cash items included depreciation and amortization expense of $11.5 million, stock-based compensation expense of $3.1 million and a change in fair value of preferred stock warrant liabilities and convertible notes of $8.0 million. The net change in operating assets and liabilities primarily consisted of a $16.9 million decrease in accounts receivable and a $3.9 million increase in deferred hosting costs, which was offset by a $12.1 million decrease in deferred revenue.
Net cash used in investing activities
Net cash used in investing activities for the three months ended April 30, 2022, consisted of purchases of property and equipment of $2.9 million and capitalized internal-use software costs of $0.6 million.
Net cash used in investing activities for the three months ended April 30, 2021, consisted of purchases of property and equipment of $1.8 million and capitalized internal-use software costs of $0.8 million.
Net cash provided by financing activities
Net cash provided by financing activities for the three months ended April 30, 2022, primarily consisted of proceeds from the exercise of common stock options of $5.0 million.

Net cash provided by financing activities for the three months ended April 30, 2021, consisted of proceeds from the exercise of common stock options of $2.2 million.

Critical Accounting Policies and Estimates
Our discussion and analysis of our financial condition and results of operations are based upon our unaudited condensed consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of our unaudited condensed consolidated financial statements and related disclosures requires us to make estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, revenues, costs and expenses and related disclosures. The accounting policies that have been identified as critical to our business operations and to understanding the results of our operations pertain to revenue recognition, stock-based compensation and common stock valuations, public and private placement warrant liabilities, property and equipment and long-lived assets, goodwill, and income taxes. The application of each of these critical accounting policies and estimates is discussed in Part II, Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of our 2022 Form 10-K.
JOBS Act Accounting Election

We are an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act, and have elected to take advantage of the benefits of the extended transition period for complying with new or revised accounting standards. We expect to use this extended transition period for complying with new or revised accounting standards until the earlier of the date we (a) are no longer an emerging growth company or (b) affirmatively and irrevocably opt out of the extended transition period provided for in the JOBS Act. This may make it difficult or impossible to compare our financial results with the financial results of another public company that is either not an emerging growth company or is an emerging growth company that has chosen not to take advantage of the extended transition period exemptions because of the potential differences in accounting standards used.

In addition, we intend to rely on the other exemptions and reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, as an emerging growth company, we are not required to, among other things: (a) provide an auditor’s attestation report on our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act; (b) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act; and (c) disclose certain executive compensation-related items such as the comparison of the Chief Executive Officer’s compensation to median employee compensation.

We will remain an emerging growth company under the JOBS Act until the earliest of (a) the last day of our first fiscal year following the fifth anniversary of dMY IV’s initial public offering, (b) the last date of the fiscal year in which our total annual gross revenue is at least $1.07 billion, (c) the last date of the fiscal year in which we are deemed to be a “large accelerated filer” under the rules of the SEC, which would occur if at least $700.0 million of our outstanding securities were held by non-affiliates as of the last business day of the second fiscal quarter of such year or (d) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the previous three years.

Recent Accounting Pronouncements
Refer to Note 2 in our unaudited condensed consolidated financial statements included in Part I, Item 1 of this Form 10-Q for more information regarding recently issued accounting pronouncements.

Item 3. Quantitative and Qualitative Disclosures About Market Risk
We have in the past and may in the future be exposed to certain market risks, including foreign currency exchange risk, interest rate risk and inflation risk, in the ordinary course of our business. For information relating to quantitative and qualitative disclosures about these market risks, refer to Item 7A “Quantitative and Qualitative Disclosures About Market Risk” contained in Part II of our 2022 Form 10-K. Our exposure to market risk has not changed materially since January 31, 2022.

Item 4. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our principal executive officer and principal financial officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this Quarterly Report on Form 10-Q, and have concluded that, based on such evaluation, our disclosure controls and procedures were effective as of April 30, 2022 at the reasonable assurance level to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting identified in connection with the evaluation required by Rule 13a-15(d) and 15d-15(d) of the Exchange Act that occurred during the three months ended April 30, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Limitations on the Effectiveness of Disclosure Controls and Procedures

Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls and procedures or internal control over financial reporting will prevent all errors and all fraud. A control system, no matter how well designed and implemented, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues within a company are detected. The inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple errors or mistakes. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be detected.

Part II - Other Information

Item 1 Legal Proceedings

In the ordinary course of business, we are involved in various pending and threatened litigation matters. In the future, we may be subject to additional legal proceedings, the scope and severity of which is unknown and could adversely affect our business. In addition, from time to time, we may receive letters or other forms of communication asserting claims against us. We are not currently a party to any material legal proceedings.

Item 1A. Risk Factors

There have been no material changes to the risk factors disclosed in our 2022 Form 10-K.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

None, other than the shares repurchased pursuant to net settlement by employees in satisfaction of income tax withholding obligations incurred through the vesting of restricted stock awards.

Item 3. Defaults Upon Senior Securities

Not applicable.

Item 4. Mine Safety Disclosures

Not applicable.

Item 5. Other Information

None.

Item 6. Exhibits

Exhibit	Description

31.1	Certification by Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.2	Certification by Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1*	Certification by Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

32.2*	Certification by Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101.INS	Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because iXBRL tags are embedded within the Inline XBRL document).

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as Inline XBRL)

*    Furnished herewith.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: June 14, 2022

PLANET LABS PBC

By:	/s/ Ashley Johnson
Ashley Johnson
Chief Financial and Operating Officer (Duly Authorized Officer, Principal Financial Officer and Principal Accounting Officer)